As filed with the Securities and Exchange Commission on April 30, 2008

Registration No. 333-148942

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

(Amendment No. 2 to Registration Statement on Form SB-2)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMONWEALTH BIOTECHNOLOGIES, INC.

(Name of Small Business Issuer in its Charter)

Virginia	8731	56-1641133
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

601 Biotech Drive

Richmond, Virginia 23235

(804) 648-3820

(Address and Telephone Number of Principal Executive Offices)

Richard J. Freer, Ph.D. Commonwealth Biotechnologies, Inc. 601 Biotech Drive Richmond, Virginia 23235 (804) 648-3820 (Name, Address and Telephone Number of Agent for Service)

copies to:

Bradley A. Haneberg, Esq.

Anthony W. Basch, Esq.

Kaufman & Canoles, P.C.

Three James Center, 12th Floor

1051 East Cary Street

Richmond, Virginia 23219

Telephone (804) 771-5700

Facsimile (804) 771-5777

Approximate Date of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Maximum Amount To Be Registered(1)	Proposed Maximum Aggregate Price Per Share(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common Stock, without par value per share	1,001,208	2.41	$2,412,912	$96(4)

(1)

All of the shares of common stock offered hereby are for the accounts of Selling Stockholders (as defined below in the section titled “Prospectus Summary” on page 4). The Selling Stockholders acquired the Shares offered hereby in a private placement in reliance on exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 416, this Registration Statement also covers any additional shares of common stock which become issuable by reason of any share dividend, share split or other similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o), based on the average of the low price ($2.21) and high price ($2.61) of the common stock on January 25, 2008, a date within the five days prior to the initial filing of this Registration Statement.

(3)	Estimated pursuant to Rule 457(o) solely for the purpose of calculating the amount of the registration fee.
(4)	Previously paid.

The Registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, Dated April 30, 2008

1,001,208 SHARES

COMMONWEALTH BIOTECHNOLOGIES, INC.

COMMON STOCK

We are registering 1,001,208 shares of our common stock on behalf of the selling stockholders identified under the heading “Selling Stockholders” in this prospectus. The selling stockholders are entitled to receive the shares upon the conversion of Convertible Notes and the exercise of Class A and Class B Warrants that we issued in a private placement completed on December 31, 2007. See “Private Placement of Convertible Notes and Warrants” on page 27 of this prospectus for further information regarding the private placement and the securities issued in this transaction.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from the resale of our common stock. We have received proceeds from the sale of our securities in a private placement as described in this prospectus. We may also receive proceeds from the exercise of Class A and Class B Warrants held by some of the selling stockholders, of which the underlying shares are also being registered hereby, if the selling stockholders exercise those Class A and Class B Warrants through a cash exercise.

Our common stock is listed on the NASDAQ Capital Market under the symbol “CBTE.” On April 29, 2008, the closing price of one share of our common stock on the NASDAQ Capital Market was $2.44.

Our principal executive offices are located at 601 Biotech Drive, Richmond, Virginia 23235. Our telephone number is (804) 648-3820.

Investment in our common stock involves a high degree of risk. You should carefully consider the factors described under the caption “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is:                          ,

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the U.S. Securities and Exchange Commission (the “SEC”). You should rely on the information provided in this prospectus. Neither we nor the Selling Stockholders listed in this prospectus under the heading entitled “Selling Stockholders” beginning on page 42 have authorized anyone to provide you with any information different from the information provided or incorporated by reference in this prospectus. The Selling Stockholders are offering to sell and seeking offers to buy the Shares only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Shares. We may be required by applicable rules of the Commission to update this prospectus in the future.

Except where the context otherwise requires and for purposes of this prospectus only:

•

the terms “we,” “us,” “our company,” and “our” refer to Commonwealth Biotechnologies, Inc., CBI Services, Mimotopes Pty Ltd, Exelgen Limited and Fairfax Identity Laboratories. Where the context so requires, Commonwealth Biotechnologies, Inc. is sometimes referred to as “CBI”; Mimotopes Pty Ltd is sometimes referred to as “Mimotopes”; Exelgen Limited is sometimes referred to as “Exelgen” and Fairfax Identity Laboratories is sometimes referred to as “FIL”;

•	the term “common stock” refers to our common stock, without par value per share;

•

the term “Shares” refers to those shares of common stock underlying the Convertible Notes and Warrants issued in that private placement (the “Private Placement”) described in more detail below under the captions “Prospectus Summary” and “Private Placement of Convertible Notes and Warrants” at pages 4 and 27, respectively, of this prospectus;

•	the term “Convertible Notes” refers to those senior convertible notes in the aggregate initial amount of $1,950,000 issued by our company in the Private Placement;

•

the term “Warrants” refers to those Class A Warrants and Class B Warrants issued by our company in the Private Placement and described more fully below in the section captioned “Private Placement of Convertible Notes and Warrants” at page 27 of this prospectus;

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information included at other sections of this prospectus. In addition, you should carefully consider the factors described under “Risk Factors” at page 7 of this prospectus.

On December 31, 2007, we closed a subscription agreement (the “Subscription Agreement”) with six institutional investors (the “Selling Stockholders”), pursuant to which we issued and sold Convertible Notes with an initial aggregate price of $1,950,000 and Class A Warrants and Class B Warrants to purchase additional Shares on terms referenced therein.

The Convertible Notes are due July 31, 2009 and are initially convertible into 975,000 Shares (the “Initial Number”) at the rate of $2.00 per Share, as described in more detail in the section titled “Private Placement of Convertible Notes and Warrants” beginning on page 27. The maximum number of Shares into which the Convertible Notes may be convertible is 1,104,108 Shares (the “Maximum Number”) (at the rate of approximately $1.766 per Share), which is one Share less than 20% of the number of Shares outstanding immediately prior to the closing of the Private Placement.

The Class A Warrants are exercisable for an aggregate of 975,000 Shares, at an initial price of $2.85 per Share, subject to adjustment as described in more detail in the section titled “Private Placement of Convertible Notes and Warrants” beginning on page 27.

The Class B Warrants are exercisable for an aggregate of 243,750 Shares, at an initial price of $5.00 per Share, subject to adjustment as described in more detail in the section titled “Private Placement of Convertible Notes and Warrants” beginning on page 27.

We have agreed to register for public resale 1,170,000 Shares in connection with the Convertible Notes (120% of the number of Shares initially underlying the Convertible Shares) (the “Registered Number”). Notwithstanding the foregoing, the Selling Stockholders may not convert their prorated share of Convertible Notes in excess of the Maximum Number, which amount is equal to one Share less than 20% of the outstanding number of Shares prior to the closing of the Subscription Agreement.

We and the Selling Stockholders have agreed that we will initially register 1,001,208 shares to meet our obligations in the Private Placement. We will, in the future, be obligated to register additional shares, subject to compliance with applicable laws and regulations, to permit the Selling Stockholders to convert the Convertible Notes and to exercise the Class A and Class B warrants.

This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the Securities and Exchange Commission, to satisfy our obligations to the recipients of the Shares in the Private Placement. Accordingly, this prospectus covers the resale by the Selling Stockholders of Shares issued in the Private Placement.

We will not receive any of the proceeds of the sale of the Shares by the Selling Stockholders named in the section captioned “Selling Stockholders” located on page 42 of this prospectus; however, we could receive up to $3,997,500 from the exercise by the Selling Stockholders of all of the Class A and Class B Warrants at their current prices of $2.85 and $5.00, respectively.

Although we will not receive any proceeds from the sale of any Shares underlying the Convertible Notes, we have estimated the value of the maximum number of Shares underlying the Convertible Notes. As noted above, we have registered for public resale 1,001,208 Shares underlying the Convertible Notes. The average of the high and low prices of our Shares on April 29, 2008 was $2.47 per Share, so the value of the Shares underlying the Convertible Notes on the same day was $2,472,984.

We are registering an aggregate of 1,001,208 Shares for resale. On December 31, 2007, the date we completed the private placement, the market price per share was $2.48. The aggregate dollar value of the shares on that date was $2,482,996. If all of the Warrants are exercised and the Convertible Notes are converted, we could receive gross proceeds of $5,947,500, but we will not receive any proceeds from the sale of the Shares underlying the Convertible Notes or Warrants. Further, the Selling Stockholders will be limited in their ability to sell the shares underlying the Convertible Notes and Warrants other than in compliance with Rule 144 unless and until we register the remainder of such Shares.

OFFERING SUMMARY

Shares Offered by the Selling Stockholders	A maximum of 1,001,208 Shares. All of the Shares are issuable upon conversion of the Convertible Notes and upon exercise of the Warrants in accordance with their respective terms. A description of the terms of the Convertible Notes and the Warrants is included in this prospectus under “Private Placement of Convertible Notes and Warrants” on page 27.

Shares Outstanding as of April 30, 2008	5,524,362 Shares.

Use of Proceeds	We will not receive any of the proceeds from the sale of Shares by the Selling Stockholders but we may receive up to $3,997,500 from the exercise, if any, of Class A and Class B Warrants by the Selling Stockholders.*

Risk Factors	Any investment in our Shares, including the purchase of the Shares, involves a high degree of risk and could result in a loss of your entire investment. Before making any investment decision, you should carefully consider all of the information in this prospectus. In particular, you should evaluate the risk factors described under the caption “Risk Factors” beginning on page 7 of this prospectus.

NASDAQ Capital Market Symbol	CBTE

*	Assumes the exercise of all of the Class A and Class B Warrants at their current exercise prices of $2.85 and $5.00, respectively.

Summary Financial Information

In the table below, we provide you with summary financial data for our company. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2007	2006
Operational Data
Revenues	$12,422,193	$6,532,482
Net income (loss) before extraordinary gain	(3,540,934)	(1,152,649)
Extraordinary gain	782,833	—
Net income (loss) after extraordinary gain	(2,758,101)	(1,152,649)
Net income (loss) per common share basic and diluted before extraordinary gain	(0.69)	$(0.35)
Net income (loss) per common share basic and diluted after extraordinary gain	(0.54)	$(0.35)
Weighted average common shares outstanding	5,135,951	3,281,360

Balance Sheet Data:
Total Current Assets	$8,240,285	$2,797,861
Total Assets	20,038,052	$9,501,958
Total Current Liabilities	6,861,578	$586,967
Total Liabilities	$10,105,103	$4,373,036
Total Stockholders’ equity	$9,932,949	$5,128,922

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face, but represent the material risks to our business. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment. You should carefully consider these risk factors, together with all of the other information in this prospectus and the documents we have incorporated by reference in the section “Where You Can Find Additional Information” located on page 46 of this prospectus before you decide to purchase any of our Ordinary Shares, including the Shares offered by the Selling Stockholders.

Risks Related to our Business and Industry

Our operating results depend on a number of factors that are outside our control.

Our revenues come from the provision of analytical services to the pharmaceutical, biotechnology and related industries. Our company has experienced and may continue to experience significant quarterly fluctuations in revenues due to variations in contract status with several large customers. In addition, many of our other customer projects are individual orders for specific projects. Repeat business from customers depends heavily on customer satisfaction with the services we provide, and upon factors beyond our control, such as the timing of product development and our customers’ commercialization programs. We are unable to predict for more than a few months in advance the number and size of future projects in any given period. Thus, the timing of significant projects could significantly affect our financial results in any given period. The combined impact of several large contracts and the unpredictable project fluctuations from other customers can result in very large fluctuations in financial performance from quarter to quarter or year to year. In addition, many of our large competitors may internalize their biotechnology research services. If this occurs, our company’s future customers may be smaller companies without captive research capabilities. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations.”

We are highly dependent on our key personnel.

We are highly dependent on our senior management and scientific staff, and the loss of their services would adversely affect our company. In addition, we must hire and retain a number of additional highly qualified and experienced management and scientific personnel, consultants and advisors. Our ability to attract and retain qualified personnel is critical to our continued success. Our company faces intense competition from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that we will be able to attract and retain such individuals on acceptable terms or at all, and the failure to do so would have a material adverse effect on us. See “Our Business — Employees.”

We face intense competition in our industry.

Our company encounters, and expects to continue to encounter, intense competition in the development and sale of our current and future services. Many of our competitors and potential competitors have substantially larger laboratory facilities, marketing capabilities and staff than we have. In order to remain competitive, our company will need to make new analytical technologies available to our customers as these technologies become available in our rapidly changing, technology driven business. We may need to expend substantial future capital to acquire these technologies. See “Our Business — Competition.”

Our use of hazardous materials could result in liability for our company.

Our operations involve the controlled use of hazardous materials, chemicals, recombinant biological molecules, biohazards (infectious agents) and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, our company could be held liable for any damages that result and any such liability could exceed our resources. See “Our Business—Government Regulation.”

Our company faces a number of risks related to our proprietary technologies.

Our company is conducting initial research into several new potential technologies which may result in new pharmaceutical products, the intellectual property rights to which we would control. These technologies are in very early stages of development and are highly speculative due to the substantial risks and considerable uncertainties associated with their development, which include but are not limited to the following:

•

Commercial Viability. The development of our technologies may not yield effective or useful products, resulting in the products having little commercial value. Other companies having substantially greater research, development and marketing resources may develop competing products which would keep our products from gaining acceptance in the marketplace.

•

Uncertainty of Intellectual Property Rights. We must secure and defend patent and other intellectual property rights to the technologies, and avoid infringing the intellectual property rights of third parties. The patent positions of biotechnology companies are uncertain and involve complex legal and factual questions. We cannot assure that our intellectual property rights will be protected or that any protection afforded by patents or otherwise will be sufficient to protect the commercial value of our technologies. In addition, any patent rights issued to our company may be challenged, invalidated, infringed or circumvented.

•

Extensive Government Regulation. Commercialization of any products resulting from our research generally requires government approvals and is subject to extensive government regulation. In the case of human pharmaceutical products, the approval of the United States Food and Drug Administration requires extensive pre-clinical and clinical trials involving considerable costs and uncertainties. If we fail to receive government approvals, we may be unable to commercialize products based on our research and development programs.

•

Dependence on Third Parties. Because we do not have and do not anticipate having the resources necessary to develop products beyond the initial research stage, we anticipate licensing any valuable technologies resulting from our research to third parties for development into commercial products. As a result, we will surrender control over the development and marketing processes and will be dependent on the efforts and resources of third parties.

We cannot assure that our proprietary research programs will result in any commercial products, and prospective investors considering an investment in our common stock are discouraged from attributing significant value to our proprietary research programs. See “Our Business—Intellectual Property” and “ – U.S. Government Regulation.”

We may need to raise additional capital to reach our goals.

If we are not able to generate sufficient cash for ongoing operations, we will need to raise additional funds through public or private sale of our equity or debt securities or from other sources to build our core business and to maintain compliance with NASDAQ listing requirements.

We cannot assure you that additional funds will be available if and when we need them, or that if funds are available, they will be on terms favorable to us and our stockholders.

If we are unable to obtain sufficient funds or if adequate funds are not available on terms acceptable to us, we may be unable to meet our business objectives. A lack of sufficient funds could also prevent us from taking advantage of important opportunities or being able to respond to competitive conditions. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Our need to raise additional funds could also directly and adversely affect your investment in our common stock in another way.

When a company raises funds by issuing shares of stock, the percentage ownership of the existing stockholders of that company is reduced or diluted. If we raise funds in the future by issuing additional shares of common stock or securities convertible or exchangeable into shares of common stock, you may experience significant dilution in the value of your shares.

We have incurred losses and anticipate future losses.

We have incurred significant losses since our inception in 1997, including net losses of $367,549 in 2004, $1,152,649 in 2006 and $3,540,934, before extraordinary gain of $782,833, in 2007. As of December 31, 2007, we had an accumulated deficit of $13,143,689 and stockholders’ equity of $9,932,949. While we expect to eliminate losses from operations in the upcoming fiscal quarters, we cannot assure that we will ever operate profitably on a consistent basis.

We might not be able to use all of our net operating loss carryforwards.

As of December 31, 2007, we had foreign net Operating loss carryforwards at December 31, 2007 relating to U.S. operations of approximately $13 million, which may be used to offset future taxable income and which expire through 2025. In addition, the Company has foreign operating loss carryforwards of approximately $45.45 million to offset future taxable income which may be carried forward indefinitely. The Company also has research and development credit carryforwards at December 31, 2007 of approximately $53,000 that expire through 2022. A valuation allowance has been established for deferred tax assets at December 31, 2007 as realization is dependent upon generating future taxable income.

We expect that our quarterly results of operations will continue to fluctuate, and this fluctuation could cause our stock price to decline, causing investor losses.

We make money by providing analytical services to the pharmaceutical, biotechnology and related industries. Our revenues continue to change because of changes in the status of contracts with several large customers, including the federal government. In addition, many of our other customer projects are individual orders for specific projects. Obtaining additional work is highly dependent upon customer satisfaction with our services and upon other things beyond our control, such as the timing of product development and commercialization programs of our customers. As we cannot predict for more than a few months in advance the number and size of future projects, the timing of significant projects could have a major influence on financial results in any given period. The combined impact of several large contracts and the unpredictable project fluctuations from other customers can result in very large changes in financial performance from quarter to quarter or year to year.

Non-compliance with debt covenants could negatively impact our financial condition.

The mortgage includes certain restrictive covenants, which require the Company to maintain minimum levels of the current ratio, debt to net worth and cash flow ratios. At December 31, 2007, the Company was in violation of covenants related to cash flows; however, the Company was granted a waiver of the covenants by the bank for a period of one year to December 31, 2008. However, there is no guarantee that we will be able to maintain compliance in the future or, if we are not in compliance; that we will be able to obtain additional waivers from the bank.

We face risks associated with international operations.

We generate approximately half of our revenues by international operations. If we do not adequately anticipate and respond to risks associated with international operations, it could have a material adverse effect on our operating results and stock price.

Our consolidated financial statements are prepared in U.S. Dollars, while the operations of our foreign subsidiaries are conducted in their respective local currencies. Consequently, changes in exchange rates can unpredictably and adversely affect our consolidated operating results, and could result in exchange losses. We do not hedge against the risks associated with fluctuations in exchange rates. Even if we were to use hedging techniques in the future, we might not be able to eliminate or reduce the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price.

Additionally, our financial results may be adversely affected by other international risks, such as:

•	International political and economic conditions;

•	Changes in government regulation in foreign countries;

•	Trade barriers;

•	Difficulties in managing foreign operations; and

•	Costs associated with expansion into new territories.

We expect that international revenues will continue to be a significant portion of total consolidated revenues. A lack of anticipation and response to risks associated with international operations could have a material adverse impact on our operating results and stock price.

Recently acquired subsidiaries may not perform as expected.

During 2007, we acquired two foreign subsidiaries. These subsidiaries currently account for approximately half of our consolidated revenues. These subsidiaries may not provide the revenue growth or earnings anticipated by management, resulting in a material adverse effect on results of operations and financial conditions.

Acquisitions may have adverse consequences for our business.

During 2007, we acquired two foreign subsidiaries. These acquisitions and acquisitions that we may complete in the future could result in the following, any of which could have a material adverse effect on results of operations or our stock price:

•	Issuance of equity securities that would dilute the percentage ownership of current stockholders;

•	Large one-time write offs or a series of operational losses;

•	The incurrence of debt and contingent liabilities;

•	Difficulties in the assimilation and integration of the acquired companies;

•	Diversion of management’s attention from other business concerns;

•	Contractual disputes;

•	Risks of entering geographical and business markets in which we have no experience or only limited prior experience; and

•	Potential loss of key employees of acquired companies.

We may be subject to potential undisclosed liabilities or other liabilities associated with acquisitions.

We conduct due diligence in connection with each of our acquisitions. In connection with any of our acquisitions, we may fail to discover or improperly assess liabilities in our due diligence efforts. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the U.S. federal government or other customers, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. The discovery of any material liabilities associated with our acquisitions could harm our operating results.

Risks Related to the Offering of Securities Pursuant to this Prospectus

Our company does not have any present intention to pay dividends.

We do not intend to pay any cash dividends in the foreseeable future and intend instead to retain our earnings, if any, for the operation of our business. See “Dividend Policy.”

Our corporate documents contain anti-takeover provisions.

Our Amended and Restated Articles of Incorporation (“Articles”) and Amended and Restated Bylaws (“Bylaws”) provide for a classified Board of Directors, the removal of Directors only with cause, advance notice requirements for director nominations and actions to be taken at annual meetings of our stockholders and a requirement that affiliated transactions be approved by at least two-thirds of the outstanding shares of each voting group. Our company is subject to certain provisions of the Virginia Stock Corporation Act (the “Virginia Act”) which, in general, prevent an Interested stockholder (defined generally as a person owning more than 10% of any class of our company’s voting securities) from engaging in an “Affiliated Transaction” (as defined herein) with our company unless certain conditions are met.

Such provisions could impede any merger, consolidation, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. In addition, certain provisions of our employee benefit plans, employment agreements and severance agreements may also render any such business combination more costly and therefore less probable. See “Description of Capital Stock — Certain Provisions of Our Articles of Incorporation and Bylaws,” “ — Certain Corporate Governance Provisions of the Virginia Act,” “ — Effect of Certain Provisions Upon an Attempt to Acquire Control of our company,” and “ — Change in Control Protections.”

Virginia law may limit our officers’ and directors liabilities.

Pursuant to our Articles, as authorized under applicable Virginia law, our directors are not liable for monetary damages for breaches of fiduciary duty, except in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Virginia law or for any transaction in which the director has derived an improper personal benefit. In addition, our Articles provide that we must indemnify our officers and directors to the fullest extent permitted by Virginia law for all expenses incurred in the settlement of any actions against such persons in connection with their having served as officers or directors of our company. See “Management — Indemnification of Directors and Executive Officers and Limitations of Liability.”

Future sales of our Shares may depress our stock price.

The market price of our Shares could decline as a result of sales of substantial amounts of our Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of Shares.

We have experienced dramatic shifts in the trading volume of our common stock and you may not be able to sell the securities at all or when you want to do so.

Our common stock is currently quoted on the NASDAQ Capital Market. The trading volume of our common stock has shifted dramatically over short time periods during the last few years. Over the past three years, the daily trading volume for our common stock was as low as no shares per day and as high as 13,129,300 per day, as reported by NASDAQ. Because of the shifting trading volume, you may be unable to sell our common stock when you want to do so if the trading market for our common stock is limited at the time of your proposed sale.

Our stock price might be volatile and you might not be able to resell your securities at or above the price you have paid.

If you purchase our common stock, you might not be able to resell the shares at or above the price you have paid. The market price of our common stock might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our annual or quarterly results of operations;

•	variations in our operating results, which could cause us to fail to meet investors’ expectations;

•	announcements by our competitors of significant contracts, strategic partnerships, joint ventures or capital commitments;

•	conditions and trends in the biotechnology industry;

•	general market, economic, industry and political conditions;

•	additions or departures of key personnel;

•	stock market price and volume fluctuations attributable to inconsistent trading levels; and

•	future sales of equity or debt securities, including sales that dilute existing investors.

In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of its listed companies. Moreover, on occasion, only a limited number of our shares are traded each day, which could increase the volatility of the price of our stock. These market fluctuations might cause our stock price to fall regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were involved in securities class action litigation, it could result in substantial costs and a diversion of our attention and have a material adverse effect on our business.

We are not providing any legal or tax advice with respect to the tax consequences regarding the securities.

An investment in the securities may involve certain material federal and state tax consequences. Prospective investors should not rely on this prospectus or any of the exhibits to this prospectus for legal, tax or business advice. Prospective investors should consult with their respective legal counsel, accountant or business adviser as to legal, tax and related matters concerning investment in the securities offered in this prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contain forward-looking statements regarding, among other things, our financial condition, results of operations, plans, objectives, future performance and business. All statements contained or incorporated by reference in this prospectus other than historical information are forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “will,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	the timing of the development of future software products;

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements regarding the capabilities and capacities of our business operations;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss many of these risks under the heading “Risk Factors” beginning on page 7 of this prospectus. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

The Selling Stockholders are selling all of the Shares covered by this prospectus for their own accounts. We will not receive any proceeds from the sale of the Shares. We are registering the offer and sale of the Shares to satisfy registration rights we have granted in the private placement described above on page 4 under the caption “Prospectus Summary”. We may, however, receive up to $3,997,500 from the exercise, if any, of the Class A and Class B Warrants by the Selling Stockholders at their current exercise prices of $2.85 and $5.00, respectively. This amount assumes exercise of the Class A and Class B Warrants notwithstanding the fact that we are not, in this offering, registering all of the Shares underlying the Convertible Notes and Class A and Class B Warrants.

DETERMINATION OF OFFERING PRICE

Each Selling Stockholder may use this prospectus from time to time to sell its Shares at a price determined by such Selling Stockholder. The price at which the Shares are sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently listed for trading on the NASDAQ Capital Market under the ticker symbol “CBTE.” As of April 30, 2008, we had approximately 36 registered stockholders.

The price of our common stock will likely fluctuate in the future. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as the following could have a significant adverse impact on the market price of our common stock:

•	Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

•	Our financial position and results of operations;

•	Concern as to, or other evidence of, the reliability and efficiency of our proposed products and services or our competitors’ products and services;

•	Announcements of innovations or new products or services by us or our competitors;

•	U.S. federal and state governmental regulatory actions and the impact of such requirements on our business;

•	The development of litigation against us;

•	Period-to-period fluctuations in our operating results;

•	Changes in estimates of our performance by any securities analysts;

•	The issuance of new equity securities pursuant to a future offering or acquisition;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Investor perceptions of our company; and

•	General economic and other national conditions.

The following table summarizes the high and low sales prices of our common stock as reported by the NASDAQ Capital Market for the periods noted below. The closing sales price of our common stock on April 29, 2008 was $2.44, as reported on the NASDAQ Capital Market.

	High	Low
First Quarter 2006	$5.23	$3.48
Second Quarter 2006	$3.65	$2.45
Third Quarter 2006	$3.26	$2.04
Fourth Quarter 2006	$5.00	$1.81
First Quarter 2007	$2.45	$1.81
Second Quarter 2007	$3.99	$1.90
Third Quarter 2007	$3.86	$2.35
Fourth Quarter 2007	$3.70	$2.11
January 2008	$3.15	$2.20
February 2008	$2.63	$1.83
March 2008	$2.26	$1.84
April 2008 (through April 29, 2008)	$3.47	$2.00

OUR BUSINESS

We are a specialized life sciences outsourcing business that offers cutting-edge expertise and a complete array of discovery chemistry and biology products and services through our subsidiary companies: CBI Services, FIL, Mimotopes and Exelgen (formerly Tripos Discover Research Ltd).

The market for drug discovery outsourcing was $4.1 billion in 2005 and is expected to grow at 20% annually to reach $7.2 billion in 2009 (Kalorama, 2006). We believe we are well positioned to compete in this growing market with our experienced and business-focused management team, over 100 highly trained scientific staff located in three laboratories in Richmond, Melbourne (Australia) and Bude (UK) and our sales offices located in the USA, UK, and Asia/Pacific.

We aim to build a leading global contract drug-discovery solutions business by pursuing a number of strategic initiatives aimed at increasing revenues, increasing margins, managing costs and most importantly, increasing market awareness and market value. Specifically, we intend to achieve these objectives by:

•	nurturing a collaborative sales culture focusing on preferred supplier agreements and partnerships;

•	targeting large contracts;

•	building leading positions in selected growth markets;

•	providing centralized support to enable business unit pursuit of growth; and

•	acquiring additional cash-generating Biology and Chemistry Service businesses.

Business Units

Revenues from all four of our business units are derived principally from providing macromolecular synthetic and analytical services to researchers in the biotechnology industry or to researchers who are engaged in life sciences research in government or academic labs throughout the world. This arrangement distinguishes our company from many other biotechnology companies in that revenues are derived from services rather than from the successful commercialization of a new biotechnology product. Mimotopes, Exelgen, CBI Services and FIL have all developed a strong reputation as leading providers in their respective markets. Their operations, areas of expertise and value propositions are outlined below:

CBI Services (Richmond, Virginia)

CBI Services provides a wide array of life-science solutions in the areas of bio-defense, laboratory support and contract research. CBI Services has broad expertise in the most current analytical chemistries, microbiology applications and molecular biology technologies and has a reputation as a provider of novel and imaginative research and development solutions. CBI Services offers all services under the FDA’s Good Laboratory Practices (“GLP”) Guidelines as codified in 21 CFR 58. Selected Services are also offered under the FDA’s Good Manufacturing Practices (“GMP”) and Good Clinical Practices (“cCMP”) guidelines. The Quality Assurance office manages all regulated services.

FIL (Richmond, Virginia)

FIL has been at the forefront of DNA technology of profiling for identity since it opened its doors in 1990. FIL’s rigorous standards are designed to provide the sort of credible evidence that clients demand. Such evidence affects decisions regarding criminal trials, paternity, immigration, estate settlement, adoption, and other issues of identity. FIL provides Forensics, Paternity and CODlS services to government and private concerns. FIL is accredited by the American Association of Blood Banks, the National Forensic Science Technology Center, the State of New York and CLIA. Its Directors have extensive laboratory and courtroom experience.

Mimotopes (Melbourne, Australia)

Mimotopes is an industry leader with over 16 years experience in the development, synthesis and distribution of research grade peptides for the drug discovery industry. Mimotopes’ patented synthesis technologies, state-of-the-art facilities and highly educated and experienced staff make it one of the leading research grade peptide synthesis companies in the world. Mimotopes’ products and services are delivered to both commercial clients and to discovery and alliance partners. In 2006 and 2007, Mimotopes developed significant partnerships with peptide partner company PepScan and global key life science companies Genzyme Pharmaceuticals and Invitrogen. Mimotopes’ partnership with Genzyme Pharmaceuticals, a leading manufacturer of clinical-grade peptides, has created a brand that provides a total suite of peptide products and act as an integrated ‘one-stop-shop’ for peptide customers.

Exelgen (Bude, United Kingdom)

Exelgen (formerly Tripos Discovery Research Ltd), based in Bude, Cornwall, UK, is a leading, knowledge-driven, drug discovery services business that provides pharmaceutical and biotechnology companies with novel approaches to drug discovery. Applying proprietary computational design and therapeutic medicinal chemistry tools and expertise, Exelgen believes that it is able to reduce drug discovery timelines by up to 30%. Since 1997, Exelgen has been offering compound libraries under the LeadQuest® brand, screening libraries under the LeadScreen® brand and custom de novo compound libraries under the LeadSelect® brand.

Target Markets

Each of our subsidiary business units has its own distinct capabilities and market focus, although significant overlap exists between the customer bases. The markets served by each of the business units are shown below:

Business Unit	Market Segments Served	Applications
CBI Services	Government Biotechnology companies Pharmaceutical companies	Basic research Process research Immunology and vaccine development Drug development

Fairfax Identity Labs	Private individuals Medical community Legal community	Paternity and relationship testing Immigration testing Forensic DNA analysis

Business Unit	Market Segments Served	Applications
Mimotopes	Government Universities Biotechnology companies Pharmaceutical companies	Immunology and vaccine development Drug target screening Drug development

Exelgen	Biotechnology companies Pharmaceutical companies	Drug design Drug target screening Drug development

CBI Services, Exelgen and Mimotopes all cater to the outsourcing requirements of pharmaceutical and biotechnology companies for reagents (such as peptides, proteins and small molecules) as well as drug research and development. The adoption of outsourcing by the pharmaceutical and biotechnology industries is driven by three major factors:

(1) Speed. Faster discovery results accelerate the time to fail or advance a drug through the development pipeline. Eliminating bad leads early or shaving weeks or months from the time it takes to get a drug to market can mean millions of dollars in cost savings and added revenues.

(2) Quality. All the advantages of an accelerated drug discovery program can be jeopardized if the results do not meet the strict quality standards of the pharmaceutical industry. High quality results depend on quality control, quality equipment and quality people.

(3) Cost. Speed and Quality are necessary but insufficient conditions for success. The economic scarcity problem of unlimited wants and needs and limited resources applies to drug discovery outsourcing as well. The more suppliers can offer for less, the more successful they will be.

Market growth is spurring investment in Contract Research Organizations and attracting new providers to the market, many from low cost territories such as Asia. We believe our company is well positioned to compete in this growing market with over 100 highly trained staff located in three world-class laboratories based in Richmond (Virginia), Melbourne (Australia) and Bude (UK). The time difference between the sites means that we operate virtually around the clock across our three primary research sites. Strong links to preferred suppliers in Asia also means that our customers can access the best mix of fast, secure, high quality, and innovative research services at globally competitive prices.

Market Dynamics

Pharmaceutical companies have been struggling for some time to maintain the growth expected of them by the market. The primary reason for this is the increasing difficulty in discovering new drugs, in particular blockbusters (drugs with greater than $1 billion in sales). This led to a consolidation of the industry in the 1990s and the formation of the new “big Pharmas”. However, these mergers were largely unsuccessful because they failed to address the real problem, the falling rate at which candidate compounds were entering the development pipeline as commercial drugs. With a combination of increasing regulatory requirements and a more competitive marketplace, it takes an increasing number of high quality candidate compounds to produce the same number of successful drugs.

Pharmaceutical companies, and in particular big Pharmas, have realized that they cannot generate the large number of necessary candidate compounds in-house, and this has led to a trend for these companies to outsource large amounts of their drug discovery research. A market intelligence report by Kalorama Information (2006) indicates that outsourcing was worth $4.1 billion in 2005, and is projected to grow at a rate of 20% annually to reach $7.2 billion in 2009. The report also states that recent improvements in biology have made chemistry the major bottleneck in the product pipeline. Chemistry and optimization (key areas of expertise for Exelgen) now make up 44% and 19% of outsourcing respectively. It has been estimated that an additional 30,000 chemists will be required worldwide by 2010 and that medicinal and process chemists will be the specialties in highest demand.

Although the dollar value of the drug discovery outsourcing market is huge, it is comprised of a relatively small number of mature customers. The vast majority of this market lies in the U.S., Western Europe and Japan. It is a very sophisticated market consisting of large multinational pharmaceutical companies, small pharmaceutical companies, generic manufacturers and drug discovery companies.

The most attractive global customers are the big Pharmas, including Pfizer, GSK, Merck, AstraZeneca, Novartis, Eli Lilly and Bristol-Myers Squibb. They are active companies and have the capacity to offer large contracts. Many have centralized outsourcing departments that match the specific needs of a particular project to contractors with specific expertise in that area. They are very experienced at outsourcing and have the resources to overcome barriers such as distance, due diligence inspections, and technology transfer issues which may deter some smaller companies from outsourcing to overseas contractors. Small drug discovery companies are also an attractive opportunity but the low profile of many of these companies, coupled with their limited resources and experience in outsourcing, make marketing to them more difficult. The Kalorama Information report indicates that suppliers of synthetic services to the pharmaceutical industry are numerous but small, and mainly based in the USA or Europe. The largest supplier, Albany Molecular, has only a 6% market share.

During the course of 2007, Commonwealth Biotechnologies Inc significantly enhanced its R&D outsourcing capabilities through the acquisition of Mimotopes and Exelgen. Although there is increasing competition from low-cost providers in China and India, recent concerns over production standards and quality in some low-cost territories has led to a flight to quality providers. We believe we have a strong reputation for price competitive and high quality service and product delivery, which positions us well to grow business in high value niches in the pharmaceutical outsourcing market because of our unique combination of proprietary informatics systems and contract chemistry and biology services. Our “one stop shop” model is already attracting new customers and winning a broader range of business from existing customers.

Growth Strategy

During the course of 2007, our company acquired UK-based medicinal chemistry company Exelgen and Australian-based peptide chemistry company Mimotopes, transforming our company into a full-service pre-clinical drug discovery services provider with a global base of operations and clients. We believe our company is now well positioned for continued strong growth with a record number and value of new contracts, a growing market for high-quality R&D outsourcing and a dynamic and commercially driven management team.

With a focus on both revenue and cost synergies, integration of Mimotopes and Exelgen into our company in 2007 resulted in new contract signings. We aim to build on these successes to become a leading global contract drug-discovery solutions business. We will pursue a number of strategic initiatives aimed at increasing revenues, increasing margins, managing costs and increasing market awareness and value. These include:

•	Continued commitment to existing customers – a focus on existing customers and commitment to product quality has delivered strong sales growth and customer loyalty;

•	Expansion of customer base – through aggressive marketing and promotion;

•	Expansion into new geographies – through an expanded sales team and strategic partnering initiatives;

•

Cross functional sales team – we have appointed a Vice President, Business Development and Marketing who has re-organized the existing sales staff and has developed a marketing strategy focused on winning high-value contracts and building leading positions in selected growth markets;

•	New product development – we believe our technical expertise and the scalability of its operations enables quick response to customer demand for new products;

•	Outsourcing raw materials – we are turning to low-cost territories such as China as a means to outsource selected raw ingredients. This provides the opportunity for significant margin enhancement; and

•	Developing capacity for an expanding market – we believe we are well positioned to take advantage of the expanding global market in R&D outsourcing.

We will also actively pursue opportunities to acquire or partner with complementary businesses in the drug discovery outsourcing industry. By actively pursuing such opportunities, we ultimately aim to provide clients with a seamless link between drug discovery to scale up, multi-kilogram synthesis and GMP manufacture, thus capturing more value down the supply chain and proving the market with a truly vertically integrated product offering.

In particular, on March 28, 2008, we entered into a joint venture agreement with Venturepharm Laboratories Limited, a Cayman Islands company with its principal offices in Beijing, China (“Venturepharm”). While it is too recent to assess the effect of this new joint venture, we are hopeful that the joint venture, together with Venturepharm’s acquisition of 2,150,000 shares of our common stock, will extend the global reach of our company.

Operations

Our company operates on a fee-for-service basis and has integrated a number of foundation technologies to provide a broad range of capabilities to customers who otherwise must go to several different sources for their needs. We believe our business units have a strong reputation for:

•	World-leading expertise in drug development and discovery;

•	An innovative and collaborative culture;

•	Providing seamless information flow at all stages of the process;

•	Providing customers with a shorter time to market; and

•	Total intellectual property security.

Across our company, our business units have technical capabilities and proprietary technology platforms that differentiate them from other providers. For example:

•	Mimotopes’ patented SynPhase Technology provides our company with a competitive advantage to rapidly, efficiently and cost-effectively produce large libraries of research grade peptides.

•	Exelgen’s proprietary computational design and therapeutic medicinal chemistry tools and expertise are able to significantly reduce clients’ drug discovery timelines.

•	FIL is accredited by all major U.S. authorities and provides highly accurate DNA identity information.

•

CBI Services’ state-of-the-art laboratories, biodefense facility, government security clearance and accreditations provide us with access to contracts not appropriate for most contract research organizations.

All of the our company’s business units operate under strict Standard Operating Protocols (“SOPs”) which detail the particular technologies used to complete the work in progress. SOPs are made available to the customer upon request. In addition, CBI Services and FIL have instituted rigorous GLP reporting requirements, and have put in place the necessary features to meet all aspects of GLP compliance. The Quality Assurance Unit has enabled CBI Services and FIL to take on projects with customers who require adherence to compliance reporting. Other accreditations achieved by CBI Services and FIL include:

•	ISO/IEC 17025:2005 and forensic requirements for accreditation FRA 1 and FRA 2;

•	Forensic Quality Services accreditation for DNA forensic and CODIS analyses;

•	American Association of Blood Banking accreditation for Paternity DNA identify testing, New York State Accreditation for forensic analyses;

•	An FBI-approved Laboratory Quality Assurance Program for microbial forensics;

•	College of American Pathologist approval for performance of molecular diagnostics;

•	Basic Sentinel Lab of the Laboratory Response Network of Bioterrorism;

•	Compliance with and certification by CLIA for analysis of human samples;

•	Select agent registration with the Centers of Disease Control (“CDC”) and USDA;

•	Continuous successful operation of a CDC accredited BSL3 laboratory since 1996;

•	Extensive experience in SOW tasks including GLP-rated vaccine development programs and testing for the Department of Defense;

•	NRC accreditation for use of radionuclides;

•	DEA approval for experimental use and storage of Schedule 1-6 controlled substances; and

•	EPA and Virginia DEQ compliance certifications.

Marketing

We believe our business units have excellent customer service reputations. Sales and business development staff employ their technical know-how by way of a consultative/collaborative selling strategy and routinely assist clients with the design of their projects and synthesis of their products. In 2007, our company boasted seven of the top ten global pharmaceutical companies as clients. The reorganization of our global Sales and Marketing team in 2007 created an integrated service offering that provides cross-selling opportunities across our business units for clients based anywhere in the world.

We have embarked on an expanded marketing effort under the direction of the newly appointed Vice President of Business Development and Marketing. This will involve an increase in trade show and industry-based partnering activities, improvements to the web sites, and an enhanced e-commerce focus. We currently have ten full time sales and business development professionals operating in the major world markets, North America, Europe and Asia. We have sales operations in San Francisco, Minneapolis, Raleigh-Durham, Melbourne (Australia) and Wirral (UK) with the corporate office in San Diego and a satellite office in St. Louis. The business units all have internal technical support professionals to provide technical quotes and field support. An improved Client Relationship Management system has recently been implemented which will facilitate accurate forecasting and help pinpoint strengths and weaknesses in our marketing efforts.

Intellectual Property

While each of our business units is primarily focused on fee-for-service offerings, various intellectual properties have developed that have resulted in U.S. and international patents. For example, CBI Services has patented a potential human pharmaceutical product, termed HepArrest®. HepArrest is meant as a hospital drug for use in reversing the anti-coagulant effects of heparin. We have licensed HepArrest to Prism Pharmaceuticals, King of Prussia, Pennsylvania, for pre-clinical studies, leading to an Investigational New Drug application. We have other intellectual properties in the form of issued and pending patents, many of which underpin the various technology platforms employed by our individual business units.

We believe we take appropriate steps to protect its intellectual property rights and those of our customers. Our practice is to require our employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements with our company. These agreements require that all proprietary information disclosed to the individual by our company or our customers remain confidential.

Employees

Worldwide, we employ 110 full-time staff in three facilities. We believe we have an entrepreneurial executive management team with a wealth of scientific and commercial experience in the biotechnology and life science industries.

U.S. Government Regulation

We believe that we are in compliance with existing federal, state and local laws and regulations and do not anticipate that continuing compliance will have any material effect upon our capital expenditures, earnings or competitive position. While we do not require government regulatory approvals to provide our current services, numerous federal, state, and local agencies, such as federal and state environmental agencies, working condition and other similar regulators, have jurisdiction to take actions that could have a material adverse effect upon our ability to do business. We have put in place numerous procedures and guidelines which allow us to meet accreditation requirements of federal, state, and industry specific regulatory groups. We anticipate that we will continue to implement and upgrade our compliance capabilities under the FDA’s GLP Guidelines as codified in 21 CFR 58. We anticipate that eventually more of our service offerings will meet the FDA’s GMP and cCMP guidelines.

DESCRIPTION OF PROPERTY

We currently operate in three facilities, located in Richmond, Virginia, Melbourne, Australia and Bude, England. Our headquarters are located in Richmond. We own our property in Richmond and Melbourne and lease our property in Bude. The addresses of our properties are set forth below:

Commonwealth Biotechnologies, Inc. 601 Biotech Drive Richmond, Virginia 23235 Facility monthly payment: $34,724; note expires November 2009.

Mimotopes Pty Ltd 11 Duerdin Street Clayton, Victoria 3168 Australia Land rent:$ 7,730; we own the building.

Exelgen Discovery Research Centre Bude-Stratton Business Park Bude, Cornwall, EX23 8LY England, United Kingdom Rental term expires June 2009; monthly payments are $31,989.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our core business consists of pre-clinical contract drug discovery services in the fields of medicinal chemistry, peptide chemistry, and biologics. We continue to execute our long-term strategy to develop and grow a fully-integrated drug discovery and development services business targeting the growing pharmaceutical outsourcing market. In line with this strategy, CBI acquired Mimotopes (Melbourne, Australia), in February 2007 and Exelgen (Bude, England), in June 2007. The “CBI Group of Companies” now includes CBI Services (Richmond, Virginia), FIL, a division of CBI Services, Mimotopes and Exelgen. Mimotopes and Exelgen are operated as wholly-owned subsidiaries of CBI. These acquisitions have continued to drive revenue growth and value for our company through the addition of a highly technical international sales and marketing team and by way of strategic partnerships and contracts with leading biotechnology and pharmaceutical companies, including Genzyme Pharmaceuticals, Invitrogen Corporation and Schering Plough. Our management expects the full synergies from these acquisitions to be realized in 2008.

Outside of organic revenue growth in our core focus areas, we continue to look at potential corporate acquisitions which are complimentary to existing platform technologies and within our corporate expertise. With regard to any new potential acquisition, we analyze its revenue and expense impact on our company, whether the potential acquisition poses significant growth potential for our company, whether it is accretive to our stockholders, and whether the new company can be readily managed while retaining key personnel. The end goal of the CBI Group of Companies is to create a fully integrated service provider for the biotech and pharmaceutical industries. With its increase in the global market, we plan to use the presence of the CBI Group of Companies in obtaining new contracts.

CBI Services (www.cbi-biotech.com)

CBI Services is a preferred provider of early development contract research solutions to customers in biotechnology companies, academic institutions, government agencies, and pharmaceutical companies. CBI Services offers broad ranging expertise, a collaborative culture, and a comprehensive array of current analytical and synthetic chemistries and biophysical analysis technologies, many of which are not available from other commercial sources. CBI Services is well recognized for expertise in molecular genetics, mass spectrometry, peptide synthesis, DNA sequence analysis, ELISA development, and reference lab work.

CBI Services facilitates strategic decisions for both short term and long term clients and has the experience and expertise usually found in much larger contract research organizations (“CROs”). CBI Services houses numerous specialty labs; including Biosafety level 3 labs for bacteriology and virology, calorimetry and mass spectrometry labs, cell culture and fermentation labs, high throughput DNA sequence labs, and peptide synthesis labs and restricted access labs for toxin analysis and controlled substances research. CBI Services prides itself on its fully integrated platform technologies, and offers both GLP and non-GLP rated services.

CBI Services maintains three principal focus areas for sustained revenue growth: (1) government contracts in bio-defense and vaccine development; (2) laboratory support services for on-going clinical trials; and (3) comprehensive contract projects in the private sector.

Commercial and government contracts are CBI Service’s most important sources of revenue and further, emphasize its creative solutions approach. CBI Services’ re-vamped web page and new marketing materials have helped to clarify its role in the drug development and production pipeline, resulting in new contract initiatives in the private sector. We generally recognize revenues as services are rendered or as products are delivered. In some instances, we recognize revenue with performance-based installments payable over the contract as milestones are achieved.

Growth Strategy. CBI Services responds to formal requests for proposals and quotes issued by government and state agencies, and by private sector companies. Signed contracts often extend over several quarters, if not years, of operation.

CBI Services obtains most of its projects through the internet and from word-of-mouth advertising. CBI Services is a well-recognized provider of bio-defense and vaccine development services and has developed a reputation for design and implementation of novel ELISA protocols for numerous different analytes. CBI Services often performs validation studies for assays it develops on behalf of its clients and then provides the laboratory support for clinical trial work. Management believes that CBI Services will show continued growth in these areas.

Expanded marketing initiatives target potential clients in the private sector. Email “blasts” which advertise particular technologies and expertise have attracted new customers, and the seasoned sales force which came to our company in the acquisition of Mimotopes is helping to increase CBI Services’ exposure in the biotech and pharma sectors. Revenues from private sector customers help balance revenues from the government sector, which vary depending on changes in national priorities. In the third quarter of 2007, CBI Services signed new contracts totaling approximately $2.5 million, and the valuation of all new contracts at CBI Services for 2007 through the third quarter is slightly more than $6.7 million.

Fairfax Identity Labs (www.fairfaxidlabs.com)

FIL, a division of CBI Services, offers comprehensive genetic identity testing, including paternity, forensic, and Convicted Offender DNA Index System (“CODIS”) analyses. Since 1990, FIL has been heavily involved in DNA profiling techniques and innovations, and has continued to meet and exceed all industry standards. FIL is accredited by the American Association of Blood Banks, the National Forensic Science and Technology Council, the New York State Department of Public Health, and is CLIA certified.

FIL’s customers for genetic identity testing are mostly in the private sector, but FIL is also the named service provider under many public sector contracts. FIL also does immigration paternity test analyses and is looking to expand this particular service with overseas consulates and immigration offices. With regard to forensic test analysis, most of FIL’s customers are state crime labs that recognize the high level of expertise and rapid turn-around time offered by FIL. FIL offers expert witness testimony and a full range of forensic DNA analyses.

Growth Strategy. FIL is recognized for its work in all aspects of DNA reference lab work. Over the last year, the marketing efforts of FIL have shifted from public sector genetic identity analysis to the higher margin areas of private sector identity testing, including immigration paternity testing. In forensics, FIL focused less on CODIS analyses than on performance of case work analyses for state and government crime labs. FIL’s sales efforts have resulted in a significant increase of 18% in private paternity revenue over last year with new VAR accounts added representing all of the increases in revenue. FIL saw an increase in expenses resulting from one-time costs associated with accreditation and validation of the Forensic Lab as well as costs associated with a kit conversion for paternity fast turnaround services.

Mimotopes Pty Ltd (www.mimotopes.com)

Mimotopes is an internationally-focused peptide and discovery chemistry company with headquarters in Melbourne, Australia. Formed in 1988, Mimotopes is an industry leader in the synthesis of research grade peptides. Mimotopes’ products include:

•	Custom Peptides. A wide range of peptide lengths, purities, quantities and modifications for biological research applications.

•	PepSets™ Peptide Libraries. Peptide libraries for various screening applications in Proteomics, Immunology and Drug Discovery.

•	SynPhase™ Lanterns. Modular solid phase substrates for organic synthesis, combinatorial chemistry, peptide chemistry, molecule scavenging and affinity applications.

In August 2007, Mimotopes entered into a licensing agreement with the Baker Heart Research Institute (BHRI) for jointly-developed drug candidates targeting pulmonary arterial hypertension. As part of the licensing agreement, Mimotopes has assigned the intellectual property for a library of compounds to BHRI in return for a future milestone and/or licensing fees received by BHRI. Mimotopes will also contribute its medicinal chemistry expertise on a fee-for-service basis to assist in the clinical development of these compounds.

Growth Strategy. Mimotopes is pursuing an aggressive growth strategy through concerted sales and marketing efforts and strategic alliances. Mimotopes is currently targeting several high-value peptide chemistry service contracts with both local and international customers in the Biotech and Pharmaceutical sectors. In the custom peptide market, Mimotopes is endeavoring to position itself as a premium provider that applies more rigorous analysis, provides a higher level of technical support and has the ability to synthesize a wider range of peptides than any other provider. Mimotopes intends to launch a budget peptide brand in early 2008 to target academic institutions and public research customers that make up the high-volume, low-cost segment of the custom peptide market. Mimotopes also intends to re-launch its SynPhase™ combinatorial chemistry platform.

Exelgen Limited (www.triposdiscoveryresearch.com and www.leadquest.com)

Exelgen is a leading drug discovery services business that serves pharmaceutical and biotechnology companies. Applying proprietary computational design, medicinal chemistry tools and expertise integrated with biological screening capabilities, Exelgen is able to reduce drug discovery timelines by up to 30%. Notably, Exelgen’s computational ChemSpace® technology seeks to increase laboratory productivity through the rapid identification of novel compounds with both biological utility and synthetic feasibility. Exelgen’s patented and proven LeadHopping® technology is routinely used to develop novel back-up series for clients’ lead compounds, overcome structural liabilities in known leads and patent busting. In addition to its drug discovery services business, since 1997, Exelgen has offered off-the-shelf general screening compound libraries under the LeadQuest® brand, pre-formatted screening libraries under the LeadScreen® brand, gene family targeted sets of compounds under the LeadTarget brand and custom de novo compound libraries under the LeadSelectTM brand.

Exelgen employs a total of 37 scientists in its state-of-the-art laboratories in Bude, UK and an office in St. Louis, MO, USA. Its principal contracts are in the private sector, with major pharmaceutical, mid-size pharmaceutical and emerging biotechnology companies who depend on directed high-thoughput synthesis and screening for potential new lead compounds followed by rapid lead optimization. The Exelgen acquisition provides our company strategic synergies in production and sales and is designed to accelerate our revenue and earnings growth.

Growth Strategy. Exelgen’s growth strategy focuses on two areas: expansion of its contract services and enhancement of its LeadQuest and LeadTarget compound sets. In the area of contract services, Exelgen is undertaking a marketing and re-branding campaign in the wake of CBI’s acquisition of Exelgen from its parent, Tripos, Inc. The target clients will be primarily major pharmaceutical firms, many of which are or have been clients of Exelgen. In addition to its customary service offerings of drug design and lead optimization, going forward Exelgen will also be offering a biological screening and testing service. Market analysis and discussion with Exelgen’s major client base have underscored that such a service is important in the drug discovery business. While the basic screening services will reside in the UK, they will be greatly enhanced by the availability of the extensive offerings of CBI Services and Mimotopes. The ability to offer the complete service package from design through biological testing will now represent a key differentiator for Exelgen in the marketplace.

The Exelgen LeadQuest compound library currently numbers approximately 75,000 unique molecular entities. These are offered for sale on a non-exclusive basis for testing in the purchaser’s specific discovery program. Over the next 12-18 months, Exelgen will be seeking to supplement the library on a rolling inventory basis. For the most part, the expansion will focus on targeted screening compounds (branded LeadTarget) that have provided the most significant return on investment from sales during 2007.

Results of Operations

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006.

Revenues

During the course of the year, our company had experienced fluctuations in all revenue categories. Continuation of existing projects or engagement for future projects is usually dependent upon the customer’s satisfaction with the scientific results provided in initial phases of the scientific program. Continuation of existing projects or engagement of future projects also often depends upon factors beyond our company’s control, such as the timing of product development and commercialization programs of our company’s customers. The combined impact of commencement and termination of research contracts from several large customers and unpredictable fluctuations in revenue for laboratory services can result in very large fluctuations in financial performance.

Total revenues increased by $5,889,711 or 90.2% from $6,532,482 during 2006 to $12,422,193 during 2007. Total revenues associated with the acquired companies (Mimotopes and Exelgen) represented $6,941,858 of this increase. Due to a decrease in government contracts, revenues from CBI Services and FIL decreased by $1,052,148 or 16.1% from $6,532,482 during 2006 to $5,480,334 in 2007.

Revenues realized from commercial contracts increased by $6,270,761 or 467.6%, from $1,340,996 during 2006 to $7,611,757 during 2007. Revenues for CBI Services amounted to $2,121,034 in 2007 as compared to $1,340,996 in 2006, an increase of $780,038 or 58.2%. Revenues for Mimotopes and Exelgen amounted to $3,253,818 and $2,236,905, respectively: comprising $5,490,723 of the increase in commercial contract revenue.

Revenues realized from various government contracts decreased by $1,513,350 or 49.9%, from $3,031,713 during 2006 to $1,518,363 during 2007. This decrease was primarily due to budget revisions of existing proposals which have pushed back the start dates of new contract work and to re-allocation of existing budget funds away from bio-defense into other areas. Expected start dates for three of the contracts are expected to begin in early April 2008.

Genetic identity decreased by $132,140 or 8.6%, from $1,542,129 during 2006 to $1,409,989 during 2007. This decrease is a result in the delay in one of the contracts that was expected to begin during the third quarter in 2007 and did not begin until the first quarter of 2008.

Product sales in 2007 amounted to $851,247. All product sales were from Exelgen. Sales from this category were from existing inventories are hand. There were no product sales in 2006.

Clinical testing decreased by $180,514 or 31.1%, from $580,279 during 2006 to $399,765 during 2007. The decrease was a result of one of our clients downsizing of forensic contract work and the elimination of a one time non-renewable project.

Cost of Services

Cost of services consists primarily of materials, labor and overhead. The cost of services increased by $5,186,434 or 95.4%, from $5,438,706 during 2006 to $10,625,140 during 2007. The cost of services as a percentage of revenue was 85.5% and 83.3% during 2007 and 2006, respectively. CBI Services and Fairfax Identity Labs cost of services amounted to $4,565,680 in 2007 compared to $5,438,706 in 2006. In 2007, Mimotopes and Exelgen costs of services were $2,882,584 and $3,176,876, respectively.

Total direct labor increased by $1,515,084, or 86.3% from $1,754,664 during 2006 to $3,269,748 during 2007. CBI Services and Fairfax Identity Labs direct labor amounted to $1,367,254 during 2007 as compared to $1,754,664 during the 2006 Period. This decrease in CBI Services and Fairfax Identity Labs is primarily due to lower contract revenue in 2007 in some of the government projects. In 2007 Mimotopes and Exelgen direct labor was $844,101 and $1,058,393, respectively resulting in $1,902,494 in additional cost of direct labor.

Total costs for direct materials increased by $1,249,351, or 111.1%, from $1,124,846 during 2006, to $2,374,197 during 2007. CBI Services and Fairfax Identity Labs direct materials amounted to $974,175 during the 2007 Period as compared to $1,124,846 during the 2006 Period. This decrease in CBI Services and Fairfax Identity Labs is primarily due to lower contract revenue in 2007 in some of the government projects. In 2007, Mimotopes and Exelgen direct materials were $1,035,663 and $364,359, respectively.

Overhead cost consists of indirect labor, depreciation, freight charges, repairs and miscellaneous supplies not directly related to a particular project. Total overhead costs increased by $2,421,999 or 94.6%, from $2,559,196 during 2006 to $4,981,195 during 2007. CBI Services and Fairfax Identity Labs overhead amounted to $2,224,251 during 2007 as compared to $2,559,196 during the 2006 Period. This decrease is primarily due to the costs associated with the acquisition of Fairfax Identity Labs being fully amortized. In 2007 Mimotopes and Exelgen overhead costs was $1,002,821 and $1,754,124, respectively.

Sales, General and Administrative

Sales, general and administrative expenses (“SGA”) consist primarily of compensation and related costs for administrative, marketing and sales personnel, facility expenditures, professional fees, consulting, taxes, and depreciation. Total SGA costs increased by $2,558,460 or 124.6%, from $2,053,176 during 2006 to $4,611,636 during 2007. As a percentage of revenue, these costs were 37.3% and 31.4% during 2007 and 2006, respectively.

Total compensation and benefits increased by $1,476,477 or 261.2% from $564,096 during 2006 to $2,040,873 during 2007. This increase is primarily attributable to the acquisition of Mimotopes and Exelgen and the addition of their support staff. This increase is also attributable to the accrual for the restricted stock compensation package for senior management, as well as accrual for the issuance of incentive stock options that are now expensed by our company. Stock option expenses increased by $92,563 or 147% from $62,796 in 2006 to $155,359 in 2007. Facility expenses increased by $119,738 or 162.8% from $73,542 during 2006 to $193,280 during 2007. Additional costs in utilities, telephones and internet services contributed to this increase. Professional fees increased by $448,919 or 161.7% from $277,706 during 2006 to $726,625 during 2007. This increase is primarily due to compliance costs associated with the Sarbanes-Oxley Act which is effective for the year ended December 31, 2007 and consulting costs related to the current year acquisitions.

Sales and Marketing costs increased by $540,603 or 71.9% from $752,187 during 2006 to $1,292,790 during the 2007 Period. In 2007, with the acquisition of Mimotopes and Exelgen, we organized a sales department consisting of employees from all operations. In 2006, our company did not have a sales unit.

Other Income (Expenses)

Other income during 2007 compared to 2006 decreased by $4,990 or 4.8% from $104,624 during 2006 to $99,634 during 2007. Interest expense increased by $436,116 or 146.4% from $297,873 during 2006 to $733,989 during 2007. The 2007 Period amount includes interest expense paid by Exelgen in the amount of $320,727. Interest expense for CBI Services and Fairfax Identity Labs amounted to $314,791 during the 2007 Period and $297,873 during the 2006 Period.

Extraordinary Gain from the Purchase of Exelgen

The purchase price for the acquisition of Exelgen was $1,474,581. We acquired assets of approximately $8,249,000 and assumed liabilities of approximately $5,991,000 resulting in negative goodwill of $782,833. This amount is recorded as an extraordinary gain on the Consolidated Statement of Operations.

Liquidity and Capital Resources

Recent operating losses may continue into future periods and there can be no assurance by management that our financial outlook will improve. For the years ended December 31, 2007, and 2006, operating losses were $2,758,101 and $1,152,649, respectively. Our company generated negative cash flows from operations in 2007 of $867,728, however in 2006 generated positive cash flows from operations of $77,074. Net working capital as of December 31, 2007 and 2006 was $1,378,707 and $2,210,894, respectively.

If operational results do not improve in 2008, our company has the opportunity to obtain additional funding from Venturepharm. Our company has the option to require Venturepharm to purchase $1 million of our common stock. Venturepharm may separately require us to sell Venturepharm up to $3 million of our common stock.

As of December 31, 2007, our company had $2,533,910 in cash and cash equivalents, this resulted in a 81.8% increase over the cash balance at December 31, 2006. This increase was the result of completing the convertible debt transaction between our company and LH Financial. Of the total cash balance at December 31, 2007, approximately $1,725,000 represented proceeds from the LH Financial.

Accounts receivables in December 2007 were approximately $2,895,000. Our company anticipates collection of these funds during the first quarter in 2008. The increase in receivables was primarily a result of higher sales in the fourth quarter of 2007.

Overall

Cash used by operating activities in 2007 was $867,728 as compared to cash provided by operations of $77,074 during 2006. The net decrease was primarily the result of the operating loss sustained during the period offset by increased accounts payable and other current liabilities of $2,631,627. With the acquisition of Exelgen in June 2007, we experienced a delay in contract revenues and incurred additional operational expenses contributing to the loss in 2007. Depreciation and amortization of $893,050, an increase in prepaid expenses and inventory of $900,846 also contributed to the decrease. The extraordinary gain from the purchase of Exelgen in the amount of $782,833 and an increase in accounts receivable of $200,764 also contributed to the increase in cash used by operating activities. Cash provided by investing activities in 2007 was $2,211,069, as compared to cash used in investing activities of $493,938 during 2006. This increase was primarily related to the net cash received in the acquisition of Exelgen in 2007. Net cash used in financing activities in 2007 amounted to $508,849 as compared to $489,895 during 2006. The cash received from LH Financial convertible debt was offset by debt repayments and an increase in restricted cash resulting in the financing use of cash for 2007. Cash used for financing activities in 2006 primarily consisted of debt payments.

Convertible Debt

On December 31, 2007 we issued $1,950,000 of convertible debt in a subscription agreement between our company and LH Financial. The debt carries an interest rate of 10% annually and matures in June 2009. We plan to convert the quarterly interest payments into shares of common stock at a conversion price of $2.00 per shares. In conjunction with the debt, our company also issued Class A warrants to purchase 975,000 shares of common stock at an exercise price of $2.85 per share and expire in May 2013. The fair value of the Class A warrants is $1.79 per share. The fair value of the Class A warrants is calculated using the Black-Scholes method. Assumptions for Class A options include the stock asset price at $2.55 and a stock option price of $2.85 with a maturity date of 5 years and risk free interest rate of 3.4%. Our company also issued Class B warrants to purchase 243,000 shares of common stock at an exercise price of $5.00 per share. The fair value of the Class B warrants is $.36 per share. The fair value of the Class B warrants is calculated using the Black-Scholes method. The debt carries a beneficial conversion feature and as a result a debt discount of approximately $1,950,000 was recorded and offset in additional paid in capital. This discount will be amortized as interest expense over the life of the debt.

Capital Leases

We lease equipment under non-cancelable capitalized leases. Total lease payments for the year ended December 31, 2007 amounted to $2,560,563. Future minimum lease payments in 2008 are approximately $2,101,899. All leases are collateralized by equipment and mature within the next eighteen months.

As mentioned above, our company has the option to require Venturepharm to purchase $1 million of our common stock. Venturepharm may separately require us to sell Venturepharm up to $3 million of our common stock. With this additional financing, we believe we will have the ability to meet all future lease payments in 2008.

Additional Capital Resources

In the event our company does not opt for additional funding, management will continue to take necessary steps to improve the cash flow and liquidity of our company. In December 2007, our company reduced personnel levels, curtailed research and development costs, reduced marketing expenditures, deferred directors’ fees and a portion of employees’ salaries. We have also reduced or delayed expenditures on items that are not critical to operations.

Our company’s business has undergone substantial change over the last twelve months in relation to size, scale and scope of activities. During this time, our company has developed significant capacity in peptide chemistry and medicinal chemistry through the acquisitions of Mimotopes and Exelgen. These strategic transactions compliment the core capabilities in genomics and proteomics at CBI Services and FIL. Our company is currently reviewing the consolidation of the activities of each operation. As such, our company in December 2007 implemented a Profit Recovery Plan, which identifies clear and immediate objectives related to the following:

1.	Strengthening of cash position to protect solvency through cost reduction efforts

2.	Maximizing revenue contracts in pharmaceutical and governmental sectors

3.	Monitoring monthly operations against budget projections

New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109,” which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, and disclosure. FIN 48 prescribes that a tax position should only be recognized if it is more-likely-than-not that the position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is more likely than not (greater than 50 percent) realized upon ultimate settlement. The cumulative effect of applying FIN 48 is to be reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have an impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The Statement does not require any new fair value measurements and was initially effective for our company beginning January 1, 2008. In February 2008, the FASB approved the issuance of FASB Staff Position (FSP) FAS 157-2. FSP FAS 157-2 defers the effective date of SFAS No. 157 until January 1, 2009 for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to our results of operations or financial position.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations, to further enhance the accounting and financial reporting related to business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of our adoption of SFAS No. 141(R) will depend upon the extent and magnitude of acquisitions after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, to create accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 establishes accounting and reporting standards that require (1) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within equity, but separate from the parent’s equity, (2) the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income, (3) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently, (4) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be initially measured at fair value, and (5) entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and prohibits early adoption. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for our company beginning January 1, 2008. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to our results of operations or financial position.

In March 19, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, Statement 161 requires:

•	Disclosure of the objectives for using derivative instruments is disclosed in terms of underlying risk and accounting designation;

•	Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;

•	Disclosure of information about credit-risk-related contingent features; and

•	Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

Critical Accounting Policies

A summary of our critical accounting policies follows:

Estimates: The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition: We recognize revenue upon the completion of laboratory service projects, or upon the delivery and acceptance of biologically relevant materials that have been synthesized in accordance with project terms. Laboratory service projects are generally administered under fee for service contracts. We recognize any revenues from research and development arrangements, including corporate contracts and research grants, pursuant to the terms of the related agreements as work is performed or scientific milestones, if any, are achieved. We record amounts received in advance of the performance of services or acceptance of a milestone as deferred revenue.

Accounts Receivable: Accounts receivable are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Foreign Currency Translation. We report our consolidated financial statements in U.S. dollars. We translate assets and liabilities of foreign subsidiaries using rates of exchange as of the balance sheet date. We translate related revenues and expenses at average rates of exchange in effect during the period. We record cumulative translation adjustments as a separate component within other comprehensive income (loss) of stockholders’ equity. We include realized gains and losses from foreign currency translations in other income.

PRIVATE PLACEMENT OF CONVERTIBLE NOTES AND WARRANTS

Background

On December 31, 2007, we entered into and closed the Subscription Agreement with the Selling Stockholders pursuant to which we issued and the Selling Stockholders purchased $1,950,000 of our Convertible Notes, 975,000 Class A Warrants and 243,750 Class B Warrants. The Class A and Class B Warrants were issued in proportion to the amount of Convertible Notes purchased by each Selling Stockholder.

As described in the Prospectus Summary, we are required to register 100% of the Shares underlying the Class A Warrants and Class B Warrants. We are also required to register 120% of the number of Shares initially underlying the Convertible Notes, or 1,170,000 Shares (also referred to as the “Registered Number”). Even though we are required to register the Registered Number, the most Shares we can issue under the Convertible Notes is 1,104,108 Shares, or the “Maximum Number.” If we do not take any action that increases the number of Shares underlying the Convertible Notes then only 975,000 Shares (the “Initial Number”) will underlie the Convertible Notes. We are required by the terms of the Subscription Agreement to register in this offering at least 1,001,208 shares underlying the Convertible Notes and Class A and Class B Warrants and have registered this number of shares. We intend to register the remaining Shares we are obligated to register when permitted under, and in compliance with, applicable laws and regulations.

Prior to the Private Placement, our 5,520,545 then outstanding Shares were held as follows:

1. Selling Stockholders	0	Shares

2. Affiliates of the Registrant	2,453,999	Shares

3. Affiliates of the Selling Stockholders	0	Shares

4. Stockholders Other than the Above	3,066,546	Shares

TOTAL	5,520,545	Shares	*

*	After the Private Placement, we issued an additional 3,817 shares of common stock.

The Transaction

The material terms and conditions of the Convertible Notes are summarized as follows:

•	The interest rate on the Convertible Notes will be 10.0%, compounded monthly.

•	The date of maturity of the Convertible Notes is July 31, 2009.

•	Except as noted below, the Convertible Notes are convertible at the Selling Stockholders’ option into our Shares.

•

The investors cannot convert the Convertible Notes to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of our Shares outstanding immediately after giving effect to the conversion.

•	We cannot engage in dilutive issuances that would result in the Selling Stockholders being able to convert the Convertible Notes in excess of 1,104,108 Shares in the aggregate.

•	The initial conversion price for the Convertible Notes is $2.00 per Share.

•	The Convertible Notes are secured by all of our assets.

•	The Selling Stockholders can accelerate the Convertible Notes upon a default under the Convertible Notes.

•	The following occurrences constitute Events of Default under the Convertible Notes:

•	our failure to maintain the effectiveness of this Registration Statement;

•	our failure to deliver Shares upon a conversion notice or notice of our intention not to comply with a request for conversion (unless we are prohibited from issuing such Shares as described above);

•

the delisting of our Shares from any Principal Market for ten (10) consecutive trading days or receipt of notice that we are not in compliance with the conditions of continued listing from such Principal Market;

•	any SEC or judicial stop trade that lasts for five (5) or more consecutive trading days;

•

our failure for a period of at least five (5) Business Days to pay to the Holder any amount of Principal, Interest, or other amounts when and as due under the Convertible Note or any other Transaction Document (as defined in the Subscription Agreement);

•	our institution of a reverse split of our Shares without ten (10) days’ prior notice to the Holder;

•	our failure to reserve the number of Shares set forth in each of the Convertible Notes;

•	our assignment for the benefit of creditors, application for, appointment of, or consent to the appointment of, a receiver or trustee for us or a substantial part of our property or business;

•	institution of bankruptcy, insolvency, reorganization, liquidation or similar proceedings against our company, if not dismissed within forty-five (45) days after initiation;

•

a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against us or any of our Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged or stayed (including through creditworthy insurance or indemnity) pending appeal, or are not discharged within thirty (30) days after the expiration of such stay;

•

our breach of any representation, warranty, covenant or other term or condition of any transaction document, except, in the case of a breach of a covenant or other term or condition of any transaction document which is curable, only if such breach continues for a period of at least ten (10) consecutive business days;

•	the commencement of litigation that, if effective, could result in a Material Adverse Effect on our company; or

•	any breach or failure in any respect to comply with the Convertible Note covenants.

•

If, (i) the market price of the Shares for any twenty (20) consecutive trading days is greater than $4.00 per Share (subject to appropriate adjustments for share splits, share dividends, share combinations and other similar transactions after the Subscription Date) and (ii) there has been no Event of Default within forty-five (45) days prior to the end of such twenty (20) day period, we will have the right to require the Selling Stockholders to convert all or any portion of the Convertible Notes. Notwithstanding the foregoing, however, we may not require a conversion to the extent it would cause a Holder to own more than 4.99% (or 9.99% if the Holder has increased such amount) of our Shares.

•

We are required by the terms of the Subscription Agreement to file after the closing date with the Securities and Exchange Commission a registration statement to register the Shares issuable upon conversion of the Convertible Notes and exercise of the Warrants to permit the investors to resell such Shares to the public. Under the terms of the Registration Rights Agreement, we are required to make certain cash payments if we are unable to register or deliver to the investors the Shares underlying the Convertible Notes and Warrants in a timely manner.

•

We have the intention, and a reasonable basis to believe that we will have the financial ability, to make all payments and dividends on the Convertible Notes. Our belief is based on our cash on hand, a security interest held by the Selling Stockholders in our property and the fact that proceeds from a proposed sale of such property are required to be held in escrow to ensure our ability to make such payments.

The material terms and conditions of the Warrants are summarized as follows:

•

The initial exercise price of the Class A Warrant is $2.85 per Share, subject to adjustment as provided in the Class A Warrant. Specifically, if we issue any securities convertible into our Shares at a price per Share lower than the Class A Warrant exercise price, the Class A Warrant exercise price will be automatically reduced to such lower amount.

•

The initial exercise price of the Class B Warrant is $5.00 per Share, subject to adjustment as provided in the Class B Warrant. Specifically, if we issue any securities convertible into our Shares at a price per Share lower than the Class B Warrant exercise price, the Class B Warrant exercise price will be automatically reduced to such lower amount.

•	The Class A Warrants may be exercised beginning six (6) months after issuance and expire sixty-five (65) months after their date of issuance of December 31, 2007.

•	The Class B Warrants may be exercised beginning six (6) months after issuance and expire one (1) year after their date of issuance of December 31, 2007.

•

The Warrants contain a “cashless exercise” feature if the registration statement covering the Shares underlying the Warrants is not available for the resale of the Shares upon exercise of the Warrants. In such case, the Holder may, in lieu of making the cash payment otherwise contemplated to be made to us upon the exercise of the Warrant, elect instead to receive upon such exercise the net number of Shares that would be issued if the exercise price were netted against the arithmetic average of the Weighted Average Prices of the Shares for the five (5) consecutive trading days ending on the date immediately preceding the date of the exercise notice.

•

The investors cannot exercise the Warrants to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 4.99% (or at their request, 9.99%) of our Shares outstanding immediately after giving effect to the exercise.

Expenses of Private Placement Transaction

We may need to make the following payments in connection with the private placement. As described in the below table, some amounts may be payable to the Selling Stockholders. Where this is the case, the referenced payment is an aggregate amount, which is prorated in accordance with the proportionate investment in Convertible Notes by each Selling Stockholder.

Payee	Fee	Description of Fee
Placement Agent (Wellstone Securities LLC)	$88,000	Placement Agent cash fee equal to 5% of first million dollars and 4% of second million dollars
Placement Agent (Wellstone Securities LLC)	Warrants to purchase 97,500 Shares	Placement Agent warrant coverage of warrants to purchase 50,000 Shares for each million dollars raised in private placement, exercisable at $2.00 per Share. Shares are not required to be registered.
Grushko & Mittman, P.C.	$28,000	Legal fees payable by Registrant to counsel for Selling Stockholders in connection with private placement

Grushko & Mittman, P.C.	$500 per hour	Fee per hour payable by Registrant to counsel for Selling Stockholders for service as collateral agent in connection with private placement; payable only upon default and only if collection actions are taken
Libra Finance S.A.	$48,750	Due diligence fee equal to 2.5% of $1,950,000, payable to designee of lead investor for conduct of due diligence; payee is not an affiliate of Selling Stockholders
Selling Stockholders	$100 per $10,000 per day	Liquidated damages for failure to timely deliver Shares upon receipt of notice of conversion of Convertible Notes or exercise of Warrants
Selling Stockholders	Excess Purchase Price of Shares to cover conversion or exercise	In the event of a failure to timely deliver Shares within seven days after notice of conversion of Convertible Notes or exercise of Warrants, if a Selling Stockholder purchases Shares on the open market to cover such conversion or exercise, the Registrant is obligated to pay the Selling Stockholder the amount by which (A) such total purchase price (including brokerage commissions, if any) for the Shares so purchased exceeds (B) the aggregate principal and/or interest amount of the Note for which such conversion was not timely honored together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full. The payment in this case is not limited and reflects the actual excess cost to the Selling Stockholder in question to purchase Shares on the open market.
Selling Stockholders	Up to $48,750	Interest payment – March 31, 2008 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)
Selling Stockholders	Up to $48,750	Interest payment – June 30, 2008 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)
Selling Stockholders	Up to $48,750	Interest payment – September 30, 2008 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)
Selling Stockholders	Up to $48,750	Interest payment – December 31, 2008 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)
Selling Stockholders	Up to $48,750	Interest payment – March 31, 2009 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)
Selling Stockholders	Up to $48,750	Interest payment – June 30, 2009 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)

In addition, during the first year following the completion of the private placement, we may need to make certain payments to or on behalf of the Selling Stockholders that would have the effect of reducing the proceeds of the private placement transaction. The following table does not include any penalties or payments that would be required in the event of a breach or amounts that depend on unknown variables such as the amount of time spent by the Collateral Agent as described in the previous table. The table includes fees payable to the Selling Stockholders’ counsel and due diligence fees paid to a designee of the Selling Stockholders, as such fees would otherwise be the responsibility of the respective Selling Stockholders, even though neither the counsel nor the due diligence entity is an affiliate of any of the Selling Stockholders. Further, the table assumes no early conversion of the Convertible Notes and does not include any costs associated with the registration of the Shares. The table does not include any placement agent fees, as the placement agent is not an affiliate of the Selling Stockholders. Finally, the table does not include any of the costs associated with this offering.

Amount	Description
$ 1,950,000	Gross Proceeds from Private Placement
(28,000)	Grushko & Mittman, P.C. legal fees
(48,750)	Libra Finance S.A. due diligence fee
(195,000)	Interest on Convertible Notes
$ 1,678,250	Net proceeds from Private Placement

MANAGEMENT

Executive Officers, Directors and Key Employees

The following individuals constitute our board of directors and executive management:

Name	Age	Position	Appointment Year
Paul D’Sylva, Ph.D.	38	Chief Executive Officer and Director	2007
Richard J. Freer, Ph.D.	65	Chairman, Chief Operating Officer and Director	1992
Robert B. Harris, Ph.D.	55	President and Director	1992
James D. Causey	53	Director	2004
Daniel O. Hayden	59	Director	2007
Donald A. McAfee, Ph.D.	65	Director	2001
Samuel P. Sears, Jr.	63	Director	2001
Thomas R. Reynolds	45	Senior Vice President and Secretary
James H. Brennan	55	Vice President, Financial Operations

Paul D’ Sylva, Ph.D. Dr. D’Sylva assumed the position of Chief Executive Officer of our company in January 2007. Dr. D’Sylva served previously as the co-founder and Managing Director of PharmAust Limited. From 2001 to 2005, Dr. D’Sylva served as Director of Research and Development at Murdoch University. Dr. D’Sylva has a strong track record in raising investment capital for early stage business ventures and has led the development of a number of successful research joint-venture institutes, companies and funds. During his tenure at Murdoch University, he founded and directed the AU$12.5m Investment Fund – Murdoch Westscheme Enterprise Partnership, founded and directed the commercial consulting company MurdochLink Pty Ltd, and was involved in the establishment and governance of a number of key research centers and institutes. He sits on the advisory board of the Centre for Computational Comparative Genomics, a joint-venture research institute in Bioinformatics based at Murdoch University and retains a non-executive role at Murdoch University as an Adjunct Professor of Business. He received a Ph.D. from the University of Arizona in public finance and econometrics. Dr. D’Sylva’s term as a director runs through 2010, or until his successor is appointed.

Richard J. Freer, Ph.D. Since founding our company in 1992, Dr. Freer has served as the Chairman of the Board and a director of our company. He assumed the role of Chief Operating Officer in 2002. From 1975 until 1997, Dr. Freer was employed in the Department of Pharmacology and Toxicology at Virginia Commonwealth University (“VCU”), first as an Associate Professor and then a full Professor. In addition, from 1988 through 1995, Dr. Freer was first Director and then Chair of the Biomedical Engineering Program. From 1996 through 1997, Dr. Freer served as Professor in VCU’s Department of Biochemistry and Molecular Biophysics. Dr. Freer received a bachelor’s degree in Biology from Marist College and a doctorate degree in Pharmacology from Columbia University. Dr. Freer’s term as a director runs through 2009, or until his successor is appointed.

Robert B. Harris, Ph.D. Since founding our company in 1992, Dr. Harris has served as the President and a director of our company. He also served our company as its Chief Executive Officer from 2002 to 2007. Until 1997, Dr. Harris was employed in the Department of Biochemistry and Molecular Biophysics at VCU, first as an Assistant, then Associate and finally a full Professor. Dr. Harris received a joint bachelor’s degree in Chemistry and Biology from the University of Rochester, and a master’s degree and a doctorate degree in Biochemistry/Biophysical Chemistry from New York University. Dr. Harris’ term as a director runs through 2008, or until his successor is appointed.

James D. Causey. Since 2004, Mr. Causey has served as Vice President of Trader Publishing Company, a nationwide network of classified publications. From 2003 until 2004, Mr. Causey served as a consultant in the publishing industry. From 1999 to 2003, Mr. Causey served as the chief executive officer of Sabot Publishing, a Richmond, Virginia based publisher of leading special interest publications. Mr. Causey received a master’s degree in business from the University of Maryland. Mr. Causey’s term as a director runs through 2010, or until his successor is appointed.

Daniel O. Hayden. Mr. Hayden has been employed by Genzyme Corporation, Cambridge, Massachusetts (“Genzyme”), since 1999. Since 2003, Mr. Hayden has served as a Senior Vice President and General Manager of the Pharmaceuticals Business Unit of Genzyme. Prior to 2003, Mr. Hayden served Genzyme in a Vice President capacity. Genzyme is a leading, global biotechnology company, and its Pharmaceuticals Business Unit is a global specialty pharmaceutical chemicals business focused on the production of active pharmaceutical ingredients and intermediates in the lipid and peptide markets. Mr. Hayden serves as the Chairman of the internal Genzyme, Liestal Switzerland Board of Directors. Mr. Hayden’s term as a director runs through 2008, or until his successor is appointed.

Donald A. McAfee, Ph.D. Since 2003, Dr. McAfee has served as Vice President of Research and Chief Scientific Officer for Cardiome Pharma Corp., a Vancouver-based drug discovery and development company. In addition, since 2004, Dr. McAfee has also served as a consultant for McAfee Scientific, a drug development consulting firm. In 1994, he co-founded Aderis Pharmaceuticals, Inc. (formerly Discovery Therapeutics, Inc.), a clinical stage pharmaceutical company, where he served as Chief Technical Officer and Director. Before organizing Discovery Therapeutics, Dr. McAfee served for eight years as Vice President, Research, at Whitby Research, Inc., Richmond, Virginia (formerly Nelson Research and Development, Irvine, California), managing drug discovery programs. Prior to entering industry, Dr. McAfee served as Chairman of the Division of Neurosciences at the Beckman Research Institute (City of Hope), Duarte, California, and held faculty appointments at the Yale University School of Medicine and the University of Miami School of Medicine. Dr. McAfee earned his Ph.D. in Physiology at the University of Oregon School of Medicine, and has authored more than 100 articles and book chapters in neuroscience and pharmacology. He is currently an adjunct professor at the Medical College of Virginia and a Director of the Virginia Biotech Association, an industry advocacy group. Dr. McAfee currently serves as a director of Duska Scientific Co., an emerging biopharmaceutical company. Dr. McAfee’s term as a director runs through 2009, or until his successor is appointed.

Samuel P. Sears, Jr. Since March 1999, Mr. Sears has been in private practice as an attorney and has been providing business consulting services. From December 1998 through February 1999, Mr. Sears served as Vice Chairman of American Prescription Providers, Inc., a specialty pharmacy network offering prescriptions and nutriceuticals to patients with chronic diseases. From 1995 through May 1998, Mr. Sears was Chief Executive Officer and Chairman to Star Scientific, Inc., a tobacco company focusing on demonstrating the commercial viability of potentially less harmful tobacco products. Mr. Sears is a graduate of Harvard College and Boston College Law School. Mr. Sears’ term as a director runs through 2008, or until his successor is appointed.

Executive Compensation

The following table summarizes all compensation that we have recorded in each of the last two completed fiscal years for our principal executive officer, our two most highly compensated executive officers other than our principal executive officer whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at December 31, 2006 (collectively, the “Named Executive Officers”).

Name and principal position(1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	All other Compensation ($)		Total ($)
Richard J. Freer, Ph.D. Chairman and COO	2007	215,250	—	85,927	—	14,666	(3)	315,843
	2006	215,250	19,714	100,333	—	28,259	(3)	363,556
Robert B. Harris, Ph.D. President	2007	215,250	—	6,307	—	10,067	(4)	231,624
	2006	215,520	19,714	6,307	32,187	23,486	(4)	297,214
Paul D’Sylva, Ph.D. CEO	2007	156,628	—	—	52,400	60,011	(5)	269,039

(1)	This table does not include 2006 information for Dr. D’Sylva, as he assumed the position of Chief Executive Officer in January 2007.
(2)	Amounts reflect the dollar amount recognized for the fiscal years ended December 31, 2007 and December 31, 2006, in accordance with FAS123(R) and thus may include amounts from awards granted in prior fiscal periods.
(3)	Consists of $5,400 travel allowance, a $8,544 payment for health and dental insurance and a $722 payment for life and disability insurance in 2007. Consists of $12,500 travel allowance, a $9,107 payment in lieu of accrued, but unused, personal leave, a $5,930 payment for health and dental insurance and a $722 payment for life and disability insurance in 2006.
(4)	Consists of $5,400 travel allowance, a $3,881 payment for health and dental insurance and a $786 payment for life and disability insurance in 2007. Consists of $12,500 travel allowance, a $9,107 payment in lieu of accrued, but unused, personal leave, a $1,093 payment for health and dental insurance and a $786 payment for life and disability insurance in 2006.
(5)	Consists of $50,000 in relocation costs, a $9,225 payment for health and dental insurance and a $786 payment for life and disability insurance in 2007.

Director Compensation

The following table shows all cash compensation paid to our directors in 2007. Directors did not receive any compensation other than as stated in the chart below. Each option granted in the chart below has an exercise price of $2.05 and expires on March 22, 2017.

Name	Fees Earned or Paid in Cash	Options Received
Gerald P. Krueger	$6,750	0
Donald A. McAfee, Ph.D.	$11,500	3,000
Daniel O. Hayden	$10,500	3,000
James D. Causey	$11,500	3,000
Samuel P. Sears, Jr.	$11,500	3,000

All non-employee directors receive an annual retainer fee (“Retainer Fee”) and a fee for each of the five regularly scheduled Board meetings attended per year (collectively, the “Director’s Fee”). Employee directors will not be eligible to receive the Retainer Fee or the Director’s Fee. The Retainer Fee and Director’s Fee for the upcoming year will be set at the last Board meeting during a calendar year. In addition to the Director’s Fee, all non-employee directors will receive reimbursement for travel and other related expenses incurred in attending Board meetings and committee meetings. As of the date of this prospectus, the Board has not set the Retainer Fee or the Director’s Fee for 2009.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table sets forth certain information concerning the value of outstanding equity awards held by the following individuals as of December 31, 2007.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Paul D’Sylva, Ph.D.	40,000	—	$2.09	02/21/2017	—		—

Richard J. Freer, Ph.D.	7,069	—	$3.75	12/31/2010	44,459	(2)	200,954.68
	26,500	—	$3.85	11/09/2011
	4,606	—	$3.30	11/12/2013
	5,394	—	$3.30	11/12/2013
	7,885	—	$4.80	01/03/2016

Robert B. Harris, Ph.D.	12,619	—	$3.85	11/09/2011
	4,606	—	$3.30	11/12/2013
	5,394	—	$3.30	11/12/2013
	10,000	—	$6.00	01/03/2015
	20,000	—	$5.35	02/03/2015
	3,943	—	$4.80	01/03/2016

(1)	Based on the exercise price of the shares that have not vested, of $4.52 per Share.
(2)	Restricted Shares vest in equal quarterly installments of 10,000 Shares beginning on January 1, 2010.

Employment Agreements

PAUL D’SYLVA, PH.D.

As of February 9, 2007, we entered into an employment agreement with Dr. D’Sylva pursuant to which Dr. D’Sylva will serve as Chief Executive Officer. This agreement expires on February 9, 2010. The employment agreement provides Dr. D’Sylva with:

•

a base salary of at least $250,000 after his first year of employment, with any amount above such minimum level to be determined by the Board of Directors. In his first year of employment, Dr. D’Sylva will receive a salary of $100,000 and will also be reimbursed for up to $50,000, for moving and travel expenses related to his relocation to the United States. Notwithstanding the foregoing, we increased Dr. D’Sylva’s base salary to $250,000 effective of August 1, 2007.

•	a grant, on February 22, 2007, of incentive stock options to purchase 40,000 Shares of our common stock;

•	an annual bonus to be based upon financial performance criteria determined by the Board of Directors;

•	a grant of 60,000 Shares of restricted common stock to be granted on a date and with vesting terms mutually acceptable to Dr. D’Sylva and our company;

•	an annual equity compensation as determined on a yearly basis at the sole discretion of the Compensation Committee of our Board of Directors; and

•	participation in any and all employee benefit plans.

Under the employment agreement, upon Dr. D’Sylva’s death, our company shall pay Dr. D’Sylva’s beneficiary an amount equal to (i) one month’s salary, and (ii) a cash, option and restricted stock bonus with respect to that portion of our company’s fiscal year completed prior to Dr. D’Sylva’s death. In addition, upon Dr. D’Sylva’s death, all unvested, restricted Shares of our common stock held by Dr. D’Sylva shall immediately vest.

We may terminate Dr. D’Sylva’s employment at any time for “Cause,” as such term is defined in the employment agreement, without incurring any continuing obligations to Dr. D’Sylva.

If we terminate Dr. D’Sylva’s employment for any reason other than for “Cause” or if Dr. D’Sylva terminates his employment for “Good Reason,” as such term is defined in the employment agreement, Dr. D’Sylva is entitled to (a) monthly salary until the “Benefit End Date” as such term is defined in the employment agreement, (b) medical, dental and life insurance benefits until the “Benefit End Date”

To the extent a “Change-of-Control,” as such term is defined in the employment agreement, occurs during the term of the agreement, Dr. D’Sylva, at his sole option, may deem such event to be a termination of employment without Cause. As a result, Dr. D’Sylva would be entitled to receive the benefits noted above. In addition, all unvested options and Shares of restricted stock held by Dr. D’Sylva will immediately vest.

To the extent Dr. D’Sylva becomes “Disabled,” as such term is defined in the employment agreement, during the term of the agreement, we shall continue pay him his full salary and benefits until he shall become eligible for disability income under our disability plan. While receiving disability income payments, we shall pay Dr. D’Sylva the difference between such payments and his salary (without bonus), and he shall continue to participate in our company’s benefit plans until February 9, 2010.

The agreement contains a non-competition provision, which prohibits Dr. D’Sylva from competing with our company or soliciting its employees under certain circumstances. A court may, however, determine that this non-competition provision is unenforceable or only partially enforceable.

RICHARD J. FREER, PH.D.

As of June 27, 2005, we entered into an amended employment agreement with Dr. Freer pursuant to which Dr. Freer will serve as Chairman of the Board and Chief Operating Officer. This agreement expires on December 31, 2009. The employment agreement provides Dr. Freer with:

•	a base salary of at least $205,000, with any amount above such minimum level to be determined by the Board of Directors;

•	a grant, on January 1, 2007, of incentive stock options to purchase 30,000 Shares of our common stock;

•

an annual bonus to be based upon financial performance criteria determined by the Board of Directors. Assuming full satisfaction of such financial performance criteria, the maximum cash bonus payable shall not be less than $25,000 per year;

•

a number of annual incentive stock option and restricted stock grants to be based upon financial performance criteria determined by the Board of Directors. Assuming full satisfaction of such financial performance criteria, Dr. Freer is eligible to receive incentive stock options to purchase an aggregate of 10,000 Shares of common stock and 5,000 Shares of restricted common stock on a yearly basis. Such options and restricted Shares shall vest in three equal yearly installments beginning on the date that is one year following the date of grant;

•

a grant of 50,000 Shares of restricted common stock on June 27, 2005 and a grant of 50,000 Shares of restricted common stock on January 1, 2006, with such Shares vesting in quarterly installments of 10,000 Shares beginning on January 1, 2010; and

•	participation in any and all employee benefit plans.

Under the employment agreement, upon Dr. Freer’s death, our company shall pay Dr. Freer’s beneficiary an amount equal to (i) one month’s salary, and (ii) a cash, option and restricted stock bonus with respect to that portion of our company’s fiscal year completed prior to Dr. Freer’s death. In addition, upon Dr. Freer’s death, all unvested, restricted Shares of our common stock held by Dr. Freer shall immediately vest.

We may terminate Dr. Freer’s employment at any time for “Cause,” as such term is defined in the employment agreement, without incurring any continuing obligations to Dr. Freer.

If we terminate Dr. Freer’s employment for any reason other than for “Cause” or if Dr. Freer terminates his employment for “Good Reason,” as such term is defined in the employment agreement, Dr. Freer is entitled to (a) a lump cash sum equal to the aggregate amount of salary due to Dr. Freer up through December 31, 2009 and (b) medical, dental and life insurance benefits until December 31, 2009.

To the extent a “Change-of-Control,” as such term is defined in the employment agreement, occurs during the term of the agreement, Dr. Freer, at his sole option, may deem such event to be a termination of employment without Cause. As a result, Dr. Freer would be entitled to receive the benefits noted above. In addition, all unvested options and Shares of restricted stock held by Dr. Freer will immediately vest. In connection with the execution of this agreement, our company and Dr. Freer terminated that certain Executive Severance Agreement, dated June 27, 1997.

To the extent Dr. Freer becomes “Disabled,” as such term is defined in the employment agreement, during the term of the agreement, we shall continue pay him his full salary and benefits until he shall become eligible for disability income under our disability plan. While receiving disability income payments, we shall pay Dr. Freer the difference between such payments and his salary (without bonus), and he shall continue to participate in our company’s benefit plans until December 31, 2009.

The agreement contains a non-competition provision, which prohibits Dr. Freer from competing with our company or soliciting its employees under certain circumstances. A court may, however, determine that this non-competition provision is unenforceable or only partially enforceable.

ROBERT B. HARRIS, PH.D.

As of January 1, 2007, our company entered into an employment agreement with Dr. Harris pursuant to which Dr. Harris will serve our company as President. This agreement expires on December 31, 2011. The employment agreement provides Dr. Harris with:

•	a base salary of at least $225,000, with any amount above such minimum level to be determined by the Board of Directors;

•

an annual bonus to be based upon financial performance criteria determined by the Board of Directors. Assuming full satisfaction of such financial performance criteria, the maximum cash bonus payable shall not be less than $25,000 per year; and

•

a number of annual incentive stock option and restricted stock grants to be based upon financial performance criteria determined by the Board of Directors. Assuming full satisfaction of such financial performance criteria, Dr. Harris is eligible to receive incentive stock options to purchase an aggregate of 5,000 Shares of common stock and 5,000 Shares of restricted common stock on a yearly basis. Such options and restricted Shares shall vest in three equal yearly installments beginning on the date that is one year following the date of grant; and

•	participation in any and all employee benefit plans.

Under the employment agreement, upon Dr. Harris’ death, we shall pay Dr. Harris’ beneficiary an amount equal to (a) one month’s salary, and (b) a cash, option and restricted stock bonus with respect to that portion of our fiscal year completed prior to Dr. Harris’ death.

We may terminate Dr. Harris’ employment at any time for “Cause,” as such term is defined in the employment agreement, without incurring any continuing obligations to Dr. Harris.

If we terminate Dr. Harris’ employment for any reason other than for “Cause” or if Dr. Harris terminates his employment for “Good Reason,” as such term is defined in the employment agreement, Dr. Harris is entitled to (a) receive salary and benefits for a period of twelve months following the date of termination and (b) medical, dental and life insurance benefits until December 31, 2011.

To the extent that we have not offered to renew this agreement or enter into another employment arrangement with substantially similar or better terms for Dr. Harris on or before the date that is one year prior to the expiration date of this agreement, Dr. Harris may declare our company in default, and terminate this agreement for “Good Reason.” As such, Dr. Harris would be entitled to the benefits noted above for such a termination.

To the extent a “Change-of-Control,” as such term is defined in the employment agreement, occurs during the term of the agreement, Dr. Harris, at his sole option, may deem such event to be a termination of employment without Cause. As a result, Dr. Harris would be entitled to receive the benefits noted above. In addition, all unvested options and Shares of restricted stock held by Dr. Harris will immediately vest.

To the extent Dr. Harris becomes “Disabled,” as such term is defined in the employment agreement, during the term of the agreement, we shall continue pay him his full salary and benefits until he shall become eligible for disability income under our disability plan. While receiving disability income payments, we shall pay Dr. Harris the difference between such payments and his salary (without bonus), and he shall continue to participate in our company’s benefit plans until December 31, 2011.

The agreement contains a non-competition provision, which prohibits Dr. Harris from competing with our company or soliciting its employees under certain circumstances. A court may, however, determine that this non-competition provision is unenforceable or only partially enforceable.

Indemnification of Directors and Executive Officers and Limitations of Liability

Our Articles eliminate all liability of our directors and officers for monetary damages to our company or our stockholders except in the event of willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Pursuant to such provisions, our directors or officers will not be liable for monetary damages to our company or our stockholders even if they should fail, through negligence or gross negligence, to satisfy their duty of care to our company or our stockholders.

Our Articles require indemnification of any person against liability incurred in connection with any proceeding to which that person is made a party by reason of (i) his service to our company as a director or officer or (ii) his service as director, officer, trustee, or partner to some other enterprise at the request of our company, except in the event of willful misconduct or a knowing violation of the criminal law. The Articles also authorize our Board of Directors to contract in advance to indemnify any director or officer by a majority vote of a quorum of disinterested directors. In addition, the Articles authorize our Board of Directors, by a majority vote of a quorum of disinterested directors, to cause our company to indemnify, or agree to indemnify in advance, to the same extent any person who serves as an employee, agent or consultant of our company or who serves at the request of our company in some other capacity. See “Risk Factors — Virginia law may limit our officers’ and directors liabilities.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Currently there is no pending litigation or proceeding involving a director or office of our company as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PharmAust Limited

On November 24, 2006, CBI entered into a Stock Purchase Agreement (the “PharmAust Agreement”) with PharmAust Limited, an Australian limited company (the “Parent”), and PharmAust Chemistry Ltd, an Australian limited company (the “Seller”). Pursuant to the PharmAust Agreement, CBI acquired from the Seller all of the outstanding capital stock of Mimotopes. Mr. D’Sylva was, at the time of the entrance into and closing of the PharmAust Agreement, Managing Director of the Parent and became our Chief Executive Officer upon closing.

Purchase Price for Mimotopes Shares

Under the terms of the Agreement, CBI issued to the Seller 2,150,000 restricted shares of CBI’s unregistered common stock, without par value per share (the “Purchase Shares”), and Seller delivered to CBI all issued and outstanding ordinary shares of Mimotopes and any ordinary shares held in treasury by Mimotopes (the “Mimotopes Shares”).

Time of Closing

All deliveries of the Purchase Shares and the Mimotopes Shares were made at the closing of the Agreement, on February 9, 2007.

Registration Rights

In addition to customary covenants contained in the Agreement, CBI agreed to certain registration obligations. The registration rights agreement provides that at any time one (1) year after execution of the registration rights agreement, the Seller may demand that CBI register all or any portion of the Purchase Shares with the SEC.

Venturepharm Laboratories Ltd.

Effective as of March 28, 2008, PharmAust sold all of its Purchase Shares to Venturepharm (the “Venturepharm Sale”). As a result of the Venturepharm Sale, we entered into the following agreements with Venturepharm, all effective as of March 28, 2008.

Registration Rights Agreement.

We entered into a Registration Rights Agreement with Venturepharm. Pursuant to this agreement, we granted Venturepharm a single demand to require us to register the Purchase Shares pursuant to the Securities Act of 1933, as amended. The demand may be made at any time after March 28, 2010.

Voting and Lock-Up Agreement.

We entered into a Voting and Lock-Up Agreement with Venturepharm. Pursuant to this agreement, Venturepharm agreed, for six months after the closing of the Venturepharm Sale, to vote all of the Purchase Shares and any other shares Venturepharm may own in our company in favor of all proposals requiring shareholder approval that are adopted by our Board of Directors. In addition, pursuant to this agreement, Venturepharm agreed that it will not offer, sell, contract to sell, or otherwise dispose of any of the Purchase Shares for a period of eighteen months following the closing of the Venturepharm Sale.

Ancillary Agreement.

We entered into an ancillary agreement with Venturepharm. Pursuant to this agreement, Venturepharm has a right to purchase up to $3 million worth of additional shares of our common stock from us, and we have the right to require Venturepharm to purchase up to $1 million worth of additional shares of our common stock under certain circumstances. In each case, the purchase price would be paid half in cash and half in Venturepharm ordinary shares, and the purchase price will be at a 10% discount to the average closing price for our common stock for the 50 days prior to the exercise notice. Our put right may be exercised at any time beginning 60 days after the closing of the Venturepharm Sale and concluding on the third anniversary of the Venturepharm Sale. We are limited in our ability to issue common stock during the put period until we have exercised the put right. Venturepharm’s call right may be exercised twice during the period beginning on the closing of the Venturepharm Sale and ending on the third anniversary of the closing of the Venturepharm Sale. All obligations under the ancillary agreement are subject to compliance with NASDAQ rules and the terms of our private placement completed on December 31, 2007, and we shall not be obligated to issue any common stock in violation thereof.

Side Letter Agreement.

We entered into a side letter agreement with Venturepharm. Pursuant to this agreement, we have agreed, effective as of the execution and delivery of the last of the foregoing agreements, to amend our bylaws to remove the applicability of the Virginia Control Share Acquisition Act, to grant Venturepharm the right to appoint a member to our board of directors, to cooperate with Venturepharm in transferring the Purchase Shares, and to make certain representations regarding our company.

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of Shares beneficially owned by a person and the percentage of ownership of that person, Shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of the date of this prospectus are deemed outstanding even if they have not actually been exercised. Those Shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The following table sets forth certain information with respect to beneficial ownership of our common stock based on 5,524,362 issued and outstanding Shares of common stock, by:

•	Each person known to be the beneficial owner of 5% or more of the outstanding common stock of our company;

•	Each executive officer;

•	Each director; and

•	All of the executive officers and directors as a group.

Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to the Shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated, the address of each stockholder listed in the table is 601 Biotech Drive, Richmond, Virginia, 23235.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (%)(1)
Paul D’Sylva, Ph.D.(2)	40,000	*

Richard J. Freer, Ph.D.(3)	227,206	4.11%

Robert B. Harris, Ph.D.(4)	111,626	2.02%

Samuel P. Sears, Jr.(5)	101,476	1.83%

Donald A. McAfee, Ph.D.(6)	38,267	*

James D. Causey(7)	25,000	*

Gerald P. Krueger(8)	26,000	*

Daniel O. Hayden(9)	13,000	*

All directors and executive officers as a group (9 persons)(10)	581,388	10.52%

5% Holder:

Venturepharm Laboratories Limited Venturepharm Towers No. 3 Jinzhuang Si Ji Qing, Haidian District Beijing 10089, People’s Republic of China	2,150,000	38.92%

*	Less than 1%.

(1)

Applicable percentages are based on 5,524,362 Shares outstanding on April 30, 2008. Also includes Shares of common stock subject to options and warrants that may be exercised within 60 days of April 30, 2008. Such Shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such Shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown in the table. This table is based upon information supplied by officers, directors, and principal stockholders and Schedule 13Gs filed with the SEC. Unless indicated in the footnotes to this table and subject to community property laws where applicable, CBI believes that each of the stockholders named in this table has sole voting and investment power with respect to the Shares indicated as beneficially owned.

(2)	The number of Shares deemed to be beneficially held by Dr. D’Sylva includes currently exercisable options to purchase an aggregate of 40,000 Shares of common stock.
(3)	The number of Shares deemed to be beneficially held by Dr. Freer includes currently exercisable options to purchase an aggregate of 51,454 Shares of common stock.
(4)	The number of Shares deemed to be beneficially held by Dr. Harris includes currently exercisable options to purchase an aggregate of 56,562 Shares of common stock.
(5)	The number of Shares deemed to be beneficially held by Mr. Sears includes currently exercisable options to purchase an aggregate of 35,029 Shares of common stock.
(6)	The number of Shares deemed to be beneficially held by Dr. McAfee includes currently exercisable options to purchase an aggregate of 35,029 Shares of common stock.
(7)	The number of Shares deemed to be beneficially held by Mr. Causey includes currently exercisable options to purchase an aggregate of 24,000 Shares of common stock.
(8)	The number of Shares deemed to be beneficially held by Mr. Krueger includes currently exercisable options to purchase an aggregate of 21,000 Shares of common stock.
(9)	The number of Shares deemed to be beneficially held by Mr. Hayden represent currently exercisable options to purchase an aggregate of 13,000 Shares of common stock.
(10)	Includes currently exercisable options and warrants to purchase an aggregate of 264,074 Shares of common stock within 60 days of April 30, 2008.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 100,000,000 Shares of common stock, without par value per share, of which 5,524,362 Shares are issued and outstanding as of the date hereof. Each outstanding Share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock

(i) have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors;

(ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of Shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding Shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining Shares will not be able to elect any of our directors.

Pursuant to the Private Placement, we have reserved the following number of Shares for issuance upon conversion of the Convertible Notes or exercise of the Warrants:

Type of security	Maximum number of Shares underlying security(1)
Convertible Notes	1,170,000	(2)
Class A Warrants	975,000
Class B Warrants	243,750
Total	2,388,750	(3)

(1)

Estimate does not include Ordinary Shares which become issuable by reason of any share dividend, share split, recapitalization or any other similar transaction without receipt of consideration which results in an increase in the number of Ordinary Shares outstanding.

(2)	The number of shares listed here is the Registered Number, even though we cannot issue more than the Maximum Number. See “Private Placement of Convertible Notes and Warrants.”
(3)

The total number of Shares is greater than the number of Shares we are registering in this offering, 1001,208. We intend to register additional Shares when permitted by, and in compliance with, applicable laws and regulations.

Preferred Stock

We may issue up to 1,000,000 shares of our preferred stock, without par value per share, from time to time in one or more series. No shares of preferred stock have been issued. Our Board of Directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Certain Provisions of our Articles of Incorporation and Bylaws

Our Articles and Bylaws contain provisions that make it more difficult to acquire control of our company by means of a tender offer, a proxy contest, open market purchases or otherwise. The Articles provide for our Board of Directors to be divided into three classes serving staggered terms. One class of directors is elected each year for a three-year term subject to the rights of the holders of any series or class of Preferred Stock then outstanding. A director may be removed only for cause.

Our Articles follow the Virginia Act by requiring the affirmative vote of more than two-thirds of the outstanding shares of common stock for the approval of mergers, share exchanges, certain dispositions of assets and other extraordinary transactions. In addition, the affirmative vote of at least two-thirds of the outstanding shares of each voting group of capital stock is required for approval of an Affiliated Transaction (as defined below) with an Interested Stockholder (as defined below), subject to certain exceptions comparable to those contained in the Virginia Act. See “ — Certain Corporate Governance Provisions of the Virginia Act.” The Articles further require the affirmative vote of the majority of the outstanding shares of common stock for the approval of amendments to the Articles, except that the affirmative vote of at least two-thirds of the outstanding shares of Common Stock is required to approve an amendment to the provisions of the Articles establishing the classified board and the super majority voting requirement for Affiliated Transactions.

Our Bylaws establish an advance notice procedure for the nomination of candidates for election as directors, other than by our Board of Directors, and for certain matters to be brought before an Annual Meeting of our company. A stockholder must give our company notice not less than 90 days prior to an Annual Meeting of stockholders to (i) nominate persons to be elected directors of our company at such meeting or (ii) propose business matters to be considered at such meeting.

The purpose of the relevant provisions of the Articles and Bylaws is to discourage certain types of transactions that may involve an actual or threatened change of control of our company and to encourage persons seeking to acquire control of our company to consult first with our Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not have the effect of maximizing long-term stockholder value or is otherwise unfair to our stockholders, or an unsolicited proposal for the restructuring or sale of all or part of our company that could have such effects. See “Risk Factors — Anti-Takeover Provisions.”

Certain Corporate Governance Provisions of the Virginia Act

We are subject to the “affiliated transactions” provisions of the Virginia Act which restrict certain transactions between our company and any person (an “Interested Stockholder”) who beneficially owns more than 10% of any class of our voting securities (“Affiliated Transactions”). These restrictions, which are described below, do not apply to an Affiliated Transaction with an Interested Stockholder who has been such continuously since the date we first had 300 stockholders of record or whose acquisition of shares making such person an Interested stockholder was previously approved by a majority of our company’s Disinterested Directors. “Disinterested Director” means, with respect to a particular Interested Stockholder, a member of our Board of Directors who was (i) a member on the date on which an Interested Stockholder became an Interested Stockholder or (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on our Board of Directors. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of our company proposed by or on behalf of an Interested Stockholder, or any reclassification, including reverse stock splits, recapitalization or merger of our company with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Stockholder by more than five percent.

The “affiliated transactions” statute prohibits us from engaging in an Affiliated Transaction with an Interested Stockholder for a period of three years after the Interested Stockholder became such unless the transaction is approved by the affirmative vote of a majority of our Disinterested Directors and by the affirmative vote of the holders of two-thirds of the voting shares other than those shares beneficially owned by the Interested Stockholder. Following the three-year period, in addition to any other vote required by law or by the Articles, an Affiliated Transaction must be approved either by a majority of our Disinterested Directors or by the stockholder vote described in the preceding sentence unless the transaction satisfies the fair-price provisions of the statute. These fair-price provisions require, in general, that the consideration to be received by stockholders in the Affiliated Transaction (i) be in cash or in the form of consideration used by the Interested Stockholder to acquire the largest number of its shares and (ii) not be less, on a per share basis, than an amount determined in the manner specified in the statute by reference to the highest price paid by the Interested Stockholder for shares it acquired and the fair market value of the shares on specified dates.

A corporation may, at its option, elect not to be governed by the foregoing provisions of the Virginia Act by amending its articles of incorporation or bylaws to exempt itself from coverage; provided, however, any such election not to be governed by the “affiliated transactions” statute must be approved by the corporation’s stockholders and will not become effective until 18 months after the date it is adopted. We have not elected to exempt our company from coverage under these statutes. We have elected to exempt our company from another provision (the Virginia Control Share Acquisition Act) which, if our company was not so exempted, would limit the voting rights of the acquirer of our stock under certain circumstances. See “Risk Factors — Limitation on Officers and Directors Liabilities Under Virginia Law.”

Effect of Certain Provisions on an Attempt to Acquire Control of Our Company

The foregoing provisions of our Articles and Bylaws, as well as the provisions of Virginia law described above, make more difficult, and may discourage certain types of potential acquirers from proposing, a merger, tender offer or proxy contest, even if such transaction or occurrence may be favorable to the interests of the stockholders. Similarly, such provisions may delay or frustrate the assumption of control by a holder of a large block of Common Stock and the removal of incumbent management, even if such removal might be beneficial to stockholders. By discouraging takeover attempts, these provisions might have the incidental effect of inhibiting (i) certain changes in management and (ii) the temporary fluctuations in the market price of the shares that often result from actual or considered takeover attempts. See “Risk Factors — Limitations on Officers’ and Directors’ Liabilities Under Virginia Law.”

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SELLING STOCKHOLDERS

The Shares being offered by the Selling Stockholders are issuable upon conversion of the Convertible Notes and upon exercise of the Class A and Class B Warrants. For additional information regarding the issuance of those Convertible Notes and Warrants, see “Private Placement of Convertible Notes and Warrants” above. We are registering the Shares in order to permit the Selling Stockholders to offer the Shares for resale from time to time. Except for the ownership of the Convertible Notes and the Warrants issued pursuant to the Subscription Agreement, the Selling Stockholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the Shares by each of the Selling Stockholders. In the ordinary course of their business in trading securities positions, the Selling Stockholders may enter into short sales. However, no such short sales are entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by the Selling Stockholders, and the Selling Stockholders are aware of and adhere to the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual. The second column lists the number of Shares beneficially owned by each Selling Stockholder, based on its ownership of the Convertible Notes and Warrants, as of April 30, 2008, assuming conversion of all Convertible Notes and exercise of the Warrants held by the Selling Stockholders on that date, without regard to any limitations on conversions or exercise. The third column lists the Shares being offered by this prospectus by each Selling Stockholder. In accordance with the terms of a registration rights agreement among the Selling Stockholders and our company, this prospectus generally covers the resale of the maximum number of Shares issued or issuable (i) upon conversion of the Convertible Notes and (ii) upon exercise of the related Warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. The fourth column assumes the sale of all of the Shares offered by the Selling Stockholders pursuant to this prospectus.

Under the terms of the Convertible Notes and the Warrants, a Selling Stockholder may not convert the Convertible Notes or exercise the Warrants to the extent such conversion or exercise would cause such Selling Stockholder, together with its affiliates, to beneficially own a number of Ordinary Shares which would exceed 4.99% (or, at a Selling Stockholder’s request, 9.99%) of our then outstanding Ordinary Shares following such conversion or exercise, excluding for purposes of such determination Ordinary Shares issuable upon conversion of the Convertible Notes which have not been converted and upon exercise of the Warrants that have not been exercised. The number of Shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their Shares in this offering. See “Plan of Distribution” beginning on page 45.

Name of Selling Stockholder	Number of Shares Owned Prior to Offering(1)	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)	Number of Shares Owned After Offering(1)	Percentage Ownership After Offering
Alpha Capital Anstalt(2)	1,225,000	513,440	711,560	10.90%
Assameka Capital(3)	30,625	12,836	17,789	0.27%
Brio Capital L.P.(4)	214,375	89,852	124,523	1.91%
Brio Capital Select LLC(5)	61,250	25,672	35,578	0.55%
Centurion Microcap, LP(6)	490,000	205,376	284,624	4.36%
Chestnut Ridge Partners(7)	367,500	154,032	213,468	3.27%
Total	2,388,750	1,001,208	1,387,542	21.26%

(1)

These figures assume (i) conversion of the Convertible notes and (ii) exercise of all of the Class A and Class B Warrants. Additionally, we have allocated Shares in this calculation based on the Registered Number of Shares underlying the Convertible Notes and have reduced the aggregate number to reflect the number of shares registered in this offering. See “Private Placement of Convertible Notes and Warrants.”

(2)

Konrad Ackerman, Director has voting and investment power over these Shares but disclaims beneficial ownership over the Shares held by Alpha Capital Anstalt. Alpha Capital Anstalt acquired the Shares offered for its own account in the ordinary course of business, and at the time it acquired the Shares, it had no agreements, plans or understandings, directly or indirectly to distribute the Shares.

(3)

Asher Brand, President has voting and investment power over these Shares but disclaims beneficial ownership over the Shares held by Assameka Capital. Assameka Capital acquired the Shares offered for its own account in the ordinary course of business, and at the time it acquired the Shares, it had no agreements, plans or understandings, directly or indirectly to distribute the Shares.

(4)

Shaye Hirsch, Managing Member of General Partner, Brio Capital Management, LLC has voting and investment power over these Shares but disclaims beneficial ownership over the Shares held by Brio Capital L.P. Brio Capital L.P. acquired the Shares offered for its own account in the ordinary course of business, and at the time it acquired the Shares, it had no agreements, plans or understandings, directly or indirectly to distribute the Shares.

(5)

Shaye Hirsch, Managing Member has voting and investment power over these Shares but disclaims beneficial ownership over the Shares held by Brio Capital Select LLC. Brio Capital Select LLC acquired the Shares offered for its own account in the ordinary course of business, and at the time it acquired the Shares, it had no agreements, plans or understandings, directly or indirectly to distribute the Shares.

(6)

Abraham Schwartz, General Partner has voting and investment power over these Shares but disclaims beneficial ownership over the Shares held by Centurion Microcap, LP. Centurion Microcap, LP acquired the Shares offered for its own account in the ordinary course of business, and at the time it acquired the Shares, it had no agreements, plans or understandings, directly or indirectly to distribute the Shares.

(7)

Kenneth Pasternak, the Managing Member of the General Partner, Chestnut Ridge Capital, LLC has voting and investment power over these Shares but disclaims beneficial ownership over the Shares held by Chestnut Ridge Partners, LP. Chestnut Ridge Partners, LP acquired the Shares offered for its own account in the ordinary course of business, and at the time it acquired the Shares, it had no agreements, plans or understandings, directly or indirectly to distribute the Shares.

Potential Profits to Selling Stockholders from Private Placement

As we have noted above, we sold the Convertible Notes at a discount to the market value of our Shares on the date of closing of the private placement. The market value of our Shares was $2.48 per Share, and the conversion price for the Convertible Notes is $2.00 per Share. By contrast, the exercise price of the Class A Warrants is $2.85 per Share, a 15% premium to the closing price of the Registrant’s Shares on December 31, 2007. Similarly, the Class B Warrants are exercisable at $5.00 per Share, which represented approximately twice the market price of the Registrant’s Shares on December 31, 2007.

If all of the Shares underlying the Convertible Notes, Class A Warrants and Class B Warrants were sold at their respective strike or conversion prices, the aggregate sale price of these Shares would be greater than the market price of the Shares on December 31, 2007, regardless of whether the Initial Number, Registered Number or Maximum Number of Shares underlying the Convertible Notes is used.

	Convertible Notes - Initial Number	Convertible Notes - Maximum Number	Convertible Notes - Registered Number	Class A Warrants	Class B Warrants	Sum of Initial Number of Convertible Notes, Class A and Class B Warrants	Sum of Maximum Number of Convertible Notes, Class A and Class B Warrants	Sum of Registered Number of Convertible Notes, Class A and Class B Warrants
Market price per Share of Shares underlying Convertible Notes and Warrants on 12/31/2007	$2.48	$2.48	$2.48	$2.48	$2.48	$2.48	$2.48	$2.48
Conversion Price per Share on 12/31/2007	$2.00	$2.00	$2.00	$2.85	$5.00	N/A	N/A	N/A
Total Possible Shares Underlying Convertible Notes and Warrants	975,000	1,104,108	1,170,000	975,000	243,750	2,193,750	2,322,858	2,388,750
Combined Market Price of Shares Underlying Convertible Notes and Warrants as of 12/31/2007	$2,418,000.00	$2,738,187.84	$2,901,600.00	$2,418,000.00	$604,500.00	$5,440,500	$5,760,688	$5,924,100
Total exercise/conversion price to receive total possible Shares	$1,950,000.00	$2,208,216.00	$2,340,000.00	$2,778,750.00	$1,218,750.00	$5,947,500	$6,205,716	$6,337,500
Total possible discount to the market price as of 12/31/2007 (market price less exercise/conversion price)	$468,000.00	$529,971.84	$561,600.00	$(360,750.00)	$(614,250.00)	$(507,000.00)	$(445,028.16)	$(413,400.00)

SHARES ELIGIBLE FOR FUTURE SALE

As of April 17, 2008, we had outstanding 5,524,362 Shares of common stock. All of the 1,001,208 Shares registered in this offering will be freely tradable without restriction or further registration under the Securities Act. If Shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, their sales of Shares would be governed by the limitations and restrictions that are described below.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose Shares are aggregated, who has beneficially owned Shares of our common stock for least six months, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell within any three-month period a number of Shares that does not exceed the greater of:

•

1% of the number of Shares of our common stock and then outstanding (which will equal approximately 6,525,570 Shares immediately after this offering, assuming exercise of the Warrants and conversion of the Convertible Notes to the extent of the number of Shares (1,001,208) we are registering); or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the Shares proposed to be sold for at least one year, including the holding period of any prior owner except one of our affiliates, is entitled to sell the Shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

The Shares held by our Chief Executive Officer and Chairman are subject to lock-up agreements. These lock-up agreements provide that our Chief Executive Officer and Chairman will not offer, sell, contact to sell, grant an option to purchase, effect a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of Shares or any option to purchase Shares or any securities exchangeable for or convertible into common stock until the sooner of (i) the date that no Convertible Notes are outstanding or (ii) 270 days after the date of this prospectus, even though these Shares may be eligible for earlier sale under the provisions of the Securities Act.

PLAN OF DISTRIBUTION

We are registering the Shares issuable upon conversion of the Convertible Notes and upon exercise of the Warrants to permit the resale of these Shares by the holders of the Convertible Notes and Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares. We will bear all fees and expenses incident to our obligation to register the Shares.

The Selling Stockholders may sell all or a portion of the Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Shares are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per Share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the Selling Stockholders effect such transactions by selling Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Shares in the course of hedging in positions they assume. The Selling Stockholders may also sell Shares short and deliver Shares covered by this prospectus to close out short positions and to return borrowed Shares in connection with such short sales. The Selling Stockholders may also loan or pledge Shares to broker-dealers that in turn may sell such Shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the Convertible Notes, Warrants or Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealer participating in the distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless such Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the Shares. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

We will pay all expenses of the registration of the Shares pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Shares will be freely tradable in the hands of persons other than our affiliates.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Kaufman & Canoles, P.C., Three James Center, 12th Floor, 1051 East Cary Street, Richmond, Virginia 23219.

EXPERTS

Consolidated financial statements as of December 31, 2007 and 2006, and for the years ended December 31, 2007 and 2006 included in this prospectus, have been so included and in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 (as amended on Form S-1) under the Securities Act of 1933 for the Shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act of 1934, we file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports, and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

BDO Seidman, LLP Accountants and Consultants	300 Arboretum Place Suite 520 Richmond, VA 23236 Telephone (804) 330-3092 Fax (804) 330-7753

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders’

Commonwealth Biotechnologies

Richmond, Virginia

We have audited the accompanying balance sheets of Commonwealth Biotechnologies, Inc. as of December 31, 2007 and 2006 and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Biotechnologies, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Richmond, Virginia

April 8, 2008

Commonwealth Biotechnologies, Inc.

Consolidated Balance Sheets

	December 31,
	2007	2006
Assets
Current Assets
Cash and cash equivalents (Note 6)	$2,533,910	$1,404,370
Accounts receivable, net of allowance for doubtful accounts of approximately $ 176,000 and $55,000	2,894,513	962,049
Inventory (Note 2)	2,164,464	44,343
Prepaid expenses and other assets	647,398	387,099

Total current assets	8,240,285	2,797,861

Property and equipment, net (Note 1 and 3)	7,516,715	5,612,145

Other assets
Restricted Cash (Note 6)	735,143	500,000
Deferred financing fees	297,678	65,285
Intangible assets, net	—	36,667
Deposits	4,500	—
Goodwill (Note 9)	3,243,731	490,000

Total other assets	4,281,052	1,091,952

	$20,038,052	$9,501,958

	December 31
	2007	2006
Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt (Note 3)	$2,656,571	$228,545
Accounts payable	2,137,053	307,884
Other current liabilities	1,192,160	—
Accrued payroll liabilities	337,314	18,922
Interest payable	18,858	16,689
Deferred revenue	519,622	14,927

Total current liabilities	6,861,578	586,967
Long-term debt, less current maturities (Note 3)	3,243,525	3,786,069

Total liabilities	10,105,103	4,373,036

Commitments and contingencies (Notes 3 and 4)
Stockholders’ equity
Preferred stock, no par value 1,000,000 shares authorized – none issued and outstanding (Note 11)	—	—
Common stock, no par value, 100,000,000 shares authorized, 2007 – 5,520,545; 2006 – 3,322,769, shares issued and outstanding (Note 11)	—	—
Additional paid-in capital	$22,595,023	$15,823,614
Restricted stock	(200,667)	(301,000)
Other comprehensive income (loss)	682,282	(8,104)
Accumulated deficit	(13,143,689)	(10,385,588)

Total stockholders’ equity	9,932,949	5,128,922

	$20,038,052	$9,501,958

See accompanying summary of accounting policies and notes to financial statements.

Consolidated Statements of Operations

	Years Ended December 31,
	2007	2006
Revenues
Commercial contracts	$7,611,757	$1,340,996
Government contracts	1,518,363	3,031,713
Genetic identity	1,409,989	1,542,129
Product sales	851,247	—
Clinical services	399,765	580,279
Other revenue	631,072	37,365

Total revenues	12,422,193	6,532,482

Cost of services
Overhead	4,981,195	2,559,196
Direct labor	3,269,748	1,754,664
Direct materials	2,374,197	1,124,846

Total cost of services	10,625,140	5,438,706

Gross profit	1,797,053	1,093,776

Selling, general and administrative	4,611,636	2,053,176

Operating loss	(2,814,583)	(959,400)

Other income (expense)
Exchange gains (losses)	(91,996)	—
Interest expense	(733,989)	(297,873)
Other income	99,634	104,624

Total other (expense)	(726,351)	(193,249)

Loss before extraordinary gain	(3,540,934)	(1,152,649)
Extraordinary gain (Note 10)	782,833	—

Net loss	$(2,758,101)	$(1,152,649)

Basic and diluted loss per common share before extraordinary gain	$(0.69)	$(0.35)

Basic and diluted loss per common share after extraordinary gain	$(0.54)	$(0.35)

See accompanying summary of accounting policies and notes to financial statements.

Consolidated Statements of Stockholders’ Equity

	Shares	Paid in	Restricted	Comprehensive
	Number Of Common Shares Outstanding	Additional Paid-in Capital	Restricted Stock	Other Comprehensive (income)/loss	Accumulated Deficit	Total
Balance, December 31, 2005 January 1, 2006	3,253,556	$15,489,370	$(191,556)	$(48,275)	$(9,232,939)	$6,016,600
Stock options exercised	16,585	22,834	—	—	—	22,834
Restricted stock	52,628	248,614	(109,444)	—	—	139,170
Stock option expense	—	62,796	—	—	—	62,796
Net loss	—	—	—	—	(1,152,649)	(1,152,649)
Change in unrealized gain (loss) on interest rate swap	—	$ — (48,275)	—	40,171	—	40,171

Total comprehensive loss	—	—	—	—	—	(1,112,478)

Balance, December 31, 2006	3,322,769	15,823,614	(301,000)	(8,104)	(10,385,588)	5,128,922
Issuance of common stock Mimotopes	2,150,000	4,622,550	—	—	—	4,622,550
Issuance of common stock	4,998	23,892	—	—	—	23,892
Stock options exercised	42,778	43,549	—	—	—	43,549
Relative fair value of warrants and beneficial conversion impact on convertible securities	—	1,950,000	—	—	—	1,950,000
Restricted stock	—	—	100,333	—	—	100,333
Stock option expense	—	131,418	—	—	—	131,418
Net loss	—	—	—	—	(2,758,101)	(2,758,101)
Change in unrealized gain (loss) on interest rate swap	—	—	—	8,104	—	8,104
Foreign currency gain	—	—	—	682,282	—	682,282

Total comprehensive loss	—	—	—	—	—	(2,067,715)

Balance, December 31, 2007	$5,520,545	$22,595,023	$(200,667)	$682,282	13,143,689	9,932,949

See accompanying summary of accounting policies and notes to financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2007	2006
Operating activities
Net loss	$(2,758,101)	$(1,152,649)
Adjustments to reconcile net loss to cash provided by (used in) operating activities
Depreciation and amortization	893,050	899,891
Extraordinary gain	(782,833)	—
Stock based compensation	155,359	101,634
Changes in assets and liabilities
Accounts receivable	(203,783)	380,243
Prepaid expenses and inventory	(900,846)	(51,281)
Accounts payable and accrued expenses	2,631,627	(57,788)
Deposits	(4,500)	—
Deferred revenue	102,299	(42,976)

Cash provided by (used in) operating activities	(867,728)	77,074

Investing activities
Purchase of Mimotopes	(451,044)	(257,235)
Purchase of Exelgen	2,809,679	—
Purchases of property and equipment	(147,566)	(236,703)

Cash provided by (used in) investing activities	2,211,069	(493,938)

Financing activities
Principal payments of debt obligations, FIL	—	(300,000)
Principal payments on debt obligations, including capital lease obligations	(1,892,296)	(212,729)
Increase in deferred financing fees	(254,783)	—
Increase in restricted cash	(355,319)	—
Proceeds from exercise of stock options	43,549	22,834
Proceeds from issuance of convertible debt	1,950,000	—

Cash used in financing activities	(508,849)	(489,895)

Effect of exchange rates on cash	295,048	—

Net increase (decrease) in cash and cash equivalents	1,129,540	(906,759)
Cash and cash equivalents, beginning of year	1,404,370	2,311,129

Cash and cash equivalents, end of year	$2,533,910	$1,404,370

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$726,350	$297,873

Non cash investing and financing activities: purchase of equipment through a capitalized lease	$26,535	—

Fair value of stock issued in Mimotopes acquisition	$4,622,000	—

See accompanying summary of accounting policies and notes to financial statements.

Summary of Significant Accounting Policies

Nature of Business

Commonwealth Biotechnologies, Inc., (the “Company” or “CBI”), was formed on September 30, 1992, for the purpose of providing specialized analytical laboratory services for the life scientist. The Company matured, it re-focused its core business activities and now provides integrated contract research support in four principal areas; bio-defense; laboratory support services for on-going clinical trials; comprehensive contract projects in the private sector; and through its Fairfax Identity Labs (FIL) division, for paternity testing, forensic case-work analysis and Convicted Offender Data Base Index System CODIS work. During 2007, the Company acquired Mimotopes Pty, Ltd. which has developed a number of proprietary and patented technologies and is an industry leader in the synthesis of research grade peptides. Exelgen, formally known as Tripos Discovery Research Ltd was acquired June 2007 and is a leading drug discovery services business that provides pharmaceutical and biotechnology companies with novel approaches to drug discovery.

Consolidation Policy

The consolidated financial statements include the accounts of Commonwealth Biotechnologies, Inc. and its wholly owned subsidiaries’ Mimotopes Pty, Ltd, Australia and Exelgen, England. All inter-company accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue upon the completion of laboratory service projects, or upon the delivery of biologically relevant materials that have been synthesized in accordance with project terms. Laboratory service projects are generally administered under fee-for-service contracts or purchase orders. Any revenues from research and development arrangements, including corporate contracts and research grants, are recognized pursuant to the terms of the related agreements as work is performed, or as scientific milestones, if any, are achieved. Product sales are recognized when shipped. Amounts received in advance of the performance of services or acceptance of a milestone, are recorded as deferred revenue and recognized when completed.

Foreign Currency Translation

The Company’s consolidated financial statements are reported in U.S. dollars. Assets and liabilities of foreign subsidiaries are translated using rates of exchange as of the balance sheet date, and related revenues and expenses are translated at average rates of exchange in effect during the period. Cumulative translation adjustments have been recorded as a separate component within other comprehensive income (loss) of stockholders’ equity. Realized gains and losses from foreign currency translations are included in other income (expense).

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through the estimated undiscounted future cash flows from the use of those assets. When any such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded through December 31, 2007.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At times, the Company maintains cash balances in excess of FDIC insured amounts. The excess over the FDIC amount was approximately $2,450,000 and $1,800,000 at December 31, 2007 and 2006, respectively.

Accounts Receivable

The majority of our accounts receivable are due from trade customers. Credit is extended based on evaluation of our customers’ financial condition and collateral is not required. Accounts receivable payment terms vary and are stated in the financial statements at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, customers’ current ability to pay their obligations to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventory

Inventories consists of raw materials, work-in-process and finished goods and are stated at the lower of FIFO cost (first-in, first-out method) or market. The Company reviews its recorded inventory periodically and estimates on allowance for obsolete, excess, or slow moving items as necessary.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over their estimated useful lives providing depreciation and amortization for financial reporting purposes. The cost of repairs and maintenance is expensed as incurred. The estimated useful lives of the assets are as follows:

Years
Buildings	39.5
Laboratory and computer equipment	3 - 10
Furniture and fixtures and office equipment	7

Assets under capital lease obligations are recorded at the lesser of the present value of the minimum lease payments or the fair market value of the leased asset, at inception of the lease.

Intangible Assets

Intangible assets consist of a covenant not to compete, commercial contracts, listing of draw sites, listing of providers to assist in paternity testing and other related intangibles acquired in the purchase of Fairfax Identity Labs which are being amortized over 2 to 3 years. Amounts are fully amortized at December 31, 2007.

Deferred Financing Fees

Loan costs are being amortized on a straight-line basis, which approximates the interest method, over the expected term of the related obligations.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated at least annually for impairment by comparing its fair value with its recorded amount and is written down when appropriate. Projected net operating cash flows are compared to the carrying amount of the goodwill recorded and if the estimated net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value. Goodwill as of December 31, 2007 and December 31, 2006 is a result of the acquisition by the Company of Mimotopes during 2007 and Fairfax Identity Labs during 2004. There was no impairment of goodwill at December 31, 2007 or December 31, 2006.

Income Taxes

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income (Loss) Per Common Share

Basic income (loss) per share has been computed on the basis of the weighted-average number of common shares outstanding. Common shares which can be issued upon exercise of stock options and warrants have not been included in the computation for the years December 31, 2007 and 2006 because their inclusion would have been anti-dilutive. Weighted average shares outstanding for basic and diluted loss per common share were 5,135,951 and 3,281,360 for the years ended December 31, 2007 and 2006, respectively.

Employee Stock Plans

The Company adopted a Stock Incentive Plan on June 24, 1997. The Plan provides for granting to employees, officers, directors, consultants and certain other non-employees of the Company options to purchase shares of common stock. A maximum of 410,000 shares of common stock may be issued pursuant to the Plan. Of the maximum number of shares to be issued under the Plan, 270,000 have been reserved for incentive awards to be granted to the founders of the Company, and 140,000 are reserved for incentive awards to be granted to others.

A 2000 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders. The Plan makes up to 300,000 shares of common stock available for grants of restricted stock awards and stock options in the form of incentive stock options and non-qualified options to employees, directors and consultants of the Company.

A 2002 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders. The Plan makes up to 600,000 shares of common stock available for grants of restricted stock awards and stock options in the form of incentive stock options and non-qualified options to employees, directors and consultants of the Company.

A 2007 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders. The Plan makes up to 1,000,000 shares of common stock available for grants of restricted stock awards and stock options in the form of incentive stock options and non-qualified options to employees, directors and consultants of the Company.

Incentive awards may be in the form of stock options, restricted stock, incentive stock or tax offset rights. In the case of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), the exercise price will not be less than 100% of the fair market value of shares covered at the time of the grant, or 110% for incentive stock options granted to persons who own more than 10% of the Company’s voting stock. Options granted under the Plans generally vest over a five-year period from the date of grant and are exercisable for ten years, except that the term may not exceed five years for incentive stock options granted to persons who own more than 10% of the Company’s outstanding common stock.

Stock Based Compensation Plans

Beginning January 1, 2006, the Company adopted SFAS 123R, which recognizes share-based compensation expense for stock option grants. Prior to 2006, the Company applied Accounting Principles Bulletin (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations to account for employee stock compensation plans, and accordingly did not recognize compensation expense for stock options granted when the option price is greater than or equal to the underlying stock price at the date of grant.

Fair Value of Financial Instruments

The Company has determined, based on available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturity of the instruments. The carrying amount of debt approximates fair value because of the short term maturities or the interest rates under the credit agreements are predominantly variable, based on current market conditions.

Derivative Instruments and Hedging Activities

The Company uses interest rate swap agreements to manage variable interest rate exposure on the majority of its long-term debt. The Company’s objective for holding these derivatives is to decrease the volatility of future cash flows associated with interest payments on its variable rate debt. The Company does not issue derivative instruments for trading purposes. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in “other comprehensive income or loss” on the consolidated balance sheets and subsequently reclassified to interest expense when the hedged exposure affects income (i.e. as interest expense accrues on the related outstanding debt). Differences between the amounts paid and amounts received under the swap agreements are recognized in interest expense.

Changes in the ineffective portion of the fair value of the derivative are accounted for through interest expense. The notional principal value of the Company’s swap agreement outstanding as of December 31, 2007 is equal to the outstanding principal balance of the corresponding debt instrument.

New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109,” which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, and disclosure. FIN 48 prescribes that a tax position should only be recognized if it is more-likely-than-not that the position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is more likely than not (greater than 50 percent) realized upon ultimate settlement. The cumulative effect of applying FIN 48 is to be reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have an impact on the Company’s financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The Statement does not require any new fair value measurements and was initially effective for the Company beginning January 1, 2008. In February 2008, the FASB approved the issuance of FASB Staff Position (FSP) FAS 157-2. FSP FAS 157-2 defers the effective date of SFAS No. 157 until January 1, 2009 for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to the Company’s results of operations or financial position.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations, to further enhance the accounting and financial reporting related to business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquire, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the Company’s adoption of SFAS No. 141(R) will depend upon the extent and magnitude of acquisitions after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, No controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, to create accounting and reporting standards for the no controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 establishes accounting and reporting standards that require (1) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within equity, but separate from the parent’s equity, (2) the amount of consolidated net income attributable to the parent and the no controlling interest to be clearly identified and presented on the face of the consolidated statement of income, (3) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently, (4) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be initially measured at fair value, and (5) entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and prohibits early adoption. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to the Company’s results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008. Management has not completed its review of the new guidance; however, the effect of the Statement’s implementation is not expected to be material to the Company’s results of operations or financial position.

In March, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities-an Amendment of FASB Statement 133. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, Statement 161 requires:

•	Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;
•	Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;
•	Disclosure of information about credit-risk-related contingent features; and
•	Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

Notes to Consolidated Financial Statements

1. Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2007	2006
Land	$404,269	$403,919
Building	6,722,042	5,206,637
Laboratory equipment	5,865,599	5,136,424
Furniture, fixtures and office and computer equipment	1,129,673	663,123

	14,121,583	11,410,103
Less accumulated depreciation and amortization	6,604,868	5,797,958

	$7,516,715	$5,612,145

Depreciation expense was $828,676 and $595,289 for the years ended December 31, 2007 and 2006, respectively. The increase in property plant and equipment resulted primarily from the acquisitions of Mimotopes and Exelgen. One of our buildings is subject to a land lease. Lease payments associated with this land lease amounted to $96,732 in 2007.

2. Inventory

Inventory consisted of the following:

	December 31,
	2007	2006
Raw materials	$1,794,320	$—
Work in process	136,608	—
Finished Goods	233,536	44,343

	$2,164,464	$44,343

3. Long-Term Debt

Long-term debt consists of:

	December 31,
	2007	2006
Mortgage payable to BB&T due in monthly installments of approximately $36,000 with an interest rate of 8.75% as of December 31, 2007. The loan will mature in November 2009 and is collateralized by the corporate offices and laboratory facilities located in Richmond, Virginia, as well as all assets of the Company. The Company also entered into a interest rate agreement essentially locking the interest rate paid by the Company to 7.975%.	$3,634,362	$3,740,890

In January 2005, the Company entered into a capitalized leasing agreement with Technology Leasing Concepts for two pieces of laboratory equipment. The monthly principal and interest payments are $11,378 with an interest rate of 7.5%. Both leases are for a forty-eight month period.	147,686	273,724

In February 2007, the Company entered into a thirty-six month capitalized leasing agreement with Technology Leasing Concepts for several pieces of computer equipment. The monthly principal and interest payments are $898.	20,188	—

Capitalized lease agreement with Bank of America which matures in April 2008. The lease is collateralized by laboratory equipment located in Bude, Cornwall England. The quarterly principal and interest payments are approximately $218,000 with an interest rate of 6.91%.	419,611	—

Capitalized lease agreement with Lombard North Central which matures in December 2008. The lease is collateralized by laboratory equipment located in Bude, Cornwall England. The quarterly principal and interest payments are approximately $298,000 with an interest rate of 7.41%.	1,088,133	—

Lease agreement with De Lage Landen which matures in February 2009. The lease is collateralized by laboratory equipment located in Bude, Cornwall England. The quarterly principal and interest payments are approximately $97,000 with an interest rate of 8.66%.	434,944	—

Capitalized lease agreement with Societe Genrale which matures in December 2008. The lease is collateralized by laboratory equipment located in Bude, Cornwall England. The quarterly principal and interest payments are approximately $48,000 with an interest rate of 10.07%.	146,159	—

Secured convertible promissory notes with LH Financial which mature in June 2009. The note is collateralized by a security interest – in substantially all of the assets of the Company. Interest compounds monthly at a rate of 10%. Interest is payable in cash, or at the election of the Company, with registered shares of common stock. The amount payable at December 31, 2007 represents the gross note amount of $1,950,000, which is reflected net of a discount of $1,950,000 in the consolidated balance sheets. (See Note 12)	1,950,000	—

Miscellaneous capital leases	9,013	—

	7,850,096	4,014,614
Less current maturities and unamortized discounts	2,656,571	228,545

Less discount on convertible promissory notes	1,950,000	—

Long term debt	$3,243,525	$3,786,069

Scheduled maturities of long-term debt are as follows:

For the year ended December 31,
2008	$2,656,571
2009	5,191,752
2010	1,773

$7,850,096

The mortgage includes certain restrictive covenants, which require the Company to maintain minimum levels of the current ratio, debt to net worth and cash flow ratio’s. At December 31, 2007, the Company was in violation of covenants related to cash flows, however, the Company was granted a waiver of the covenants by the bank for a period of one year to December 31, 2008.

4. Leasing Commitments

The Company leases equipment and facilities under non-cancelable operating leases. Total expense for the years ended December 31, 2007 and 2006 was $67,305 and $42,394, respectively. Leases are secured by the equipment. Future minimum lease payments and the present value thereof under capitalized leases and future minimum rentals under all non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2007 are as follows:

Year Ended December 31,	Capitalized	Operating
2008	$2,101,899	$119,000
2009	76,064	85,000
2010	—	68,000
2011	—	68,000
2012	—	8,000

Total	2,177,963	348,000
Less amount representing interest	(86,114)	—

Present value of minimum lease payments under capital leases	$2,091,849	$—

5. Retirement Plan

CBI and FIL maintain a 401(k) Plan (the “Plan”) which covers substantially all employees. Under the Plan, employees may elect to defer a portion of their salary, up to the maximum allowed by law, and the Company can elect to match the contribution up to 1% of the employee’s contribution. Company contributions were $20,348 and $22,285 for the years ended December 31, 2007 and 2006, respectively.

Exelgen maintains a retirement plan. Under the Plan, employees may contribute up to 25% of their salary. The Company can elect to match the contribution up to 8% of the employee’s contribution. Company contributions were $80,745 in 2007.

Mimotopes is required by law to make contributions to a retirement plan covering all of its eligible employees at a rate of 9% of their base earnings. Company contributions were $157,693 in 2007.

6. Restricted Cash

Under the terms of the Company’s mortgage (Note 3), $400,000 is being held in escrow at December 31, 2007 by BB&T. At the discretion of BB&T, these funds will be released in 2008 to pay down the principal balance of the mortgage and therefore are classified in cash and cash equivalents at December 31, 2007.

Pursuant to the terms of the Company’s building lease in England, $646,773 is being held in escrow at December 31, 2007 by the Southwest Economic Development Agency. These funds are scheduled for release in November 2008 and May 2009.

Under the terms of the Company’s land lease in Australia, $88,370 is being held in escrow at December 31, 2007. This amount is equivalent to one year of lease payments.

7. Income Taxes

The difference between expected income tax benefits and income tax benefits recorded in the financial statements is explained below:

	Year Ended December 31,
	2007	2006
Income taxes (benefit) computed at 34% statutory rate	$(963,800)	$(391,800)
State income tax benefit, net	(143,600)	(58,000)
Change in valuation allowance	1,248,600	464,000
Non-taxable Gain	(156,600)	—
Other	15,400	(14,200)

	$ —	$—

The significant components of deferred income tax assets and liabilities consist of the following:

	December 31,
	2007	2006
Deferred tax assets
Net operating loss carryforward	$14,036,300	$3,948,000
Research and development credit carryforward	52,600	52,600
Intangibles	192,000	179,000
Interest rate swap	—	8,100
Allowance for doubtful accounts	59,400	20,800
Stock based compensation	50,000	38,600
Other	30,600	8,300

	14,420,900	4,255,400
Deferred tax liabilities

Tax depreciation in excess of book depreciation	135,300	218,400

Net deferred tax asset before valuation allowance	14,285,600	4,037,000
Less valuation allowance	14,285,600	4,037,000

Net deferred tax asset	$—	$—

Operating loss carryforwards at December 31, 2007 relating to US operations of approximately $13,000,000 may be used to offset future taxable income and expire through 2025. The Company has foreign operating loss carryforwards of approximately $45,450,000 to offset future taxable income which may be carried forward indefinitely. The Company also has research and development credit carryforwards at December 31, 2007 of approximately $53,000 that expire through 2022. A valuation allowance has been established for deferred tax assets at December 31, 2007 as realization is dependent upon generating future taxable income.

8. Stock Compensation

Stock-based compensation expense recognized during a period is based on the fair value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the year ended December 31, 2007 included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2006, based on the fair value on the grant date. As stock-based compensation expense recognized in fiscal 2007 is based on awards ultimately expected to vest, it has been reduced for forfeitures.

Stock-based compensation expense related to employee stock options recognized under SFAS No. 123(R) for the years ended December 31, 2007 and 2006 was $131,418 and $62,796 respectfully and is included in selling general and administrative expenses. As of December 31, 2007, total unamortized stock-based compensation cost related to non-vested stock options was $121,205, net of expected forfeitures, which is expected to be recognized during 2008.

The total intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the year ended December 31, 2007 was $102,207. The total outstanding and exercisable intrinsic value of options as of December 31, 2007 was approximately $55,686. During the year ended December 31, 2007, the Company received cash from the exercise of stock options in the amount of $43,500.

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost for stock options consistent with the requirements of SFAS No. 123R. No stock options were granted in 2006.

Stock option transactions for the years ended December 31, 2007 and 2006 are summarized as follows:

	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price
Options and warrants outstanding, beginning of year	924,839	$6.07	987,419	$5.93
Granted	64,000	2.05	—	—
Exercised	(42,778)	1.02	(23,471)	1.53
Expired	(160,184)	8.56	(39,109)	4.41

Options and warrants outstanding, end of year	785,877	$5.52	924,839	$6.07

Options and warrants exercisable, end of year	757,187	$5.32	888,584	$6.13

Weighted-average fair value per option and warrants granted during the year		$1.31		—

The assumptions used to determine the fair value per option are as follows:

Year Ended December 31, 2007
Assumptions:
Expected volatility	63.61%

Expected annual dividend yield	0.00%

Risk free rate of return	4.59%
Expected option term (years)	10.0

The following table summarizes information about stock options and warrants outstanding at December 31, 2007:

	Outstanding			Exercisable
Exercise Prices Per Share	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.90 – 2.00	22,408	7	$1.36	22,408	$1.36
$2.01 – 5.49	436,931	6	3.91	408,562	3.55
$5.50 – 7.00	86,750	2	5.98	86,429	5.28
$7.01 – 9.49	124,000	5	7.57	124,000	7.57
$9.50 –12.50	115,788	3	9.90	115,788	9.90

$0.90 –12.50	785,877		$5.52	757,187	$5.32

The following table summarizes information about Restricted Stock Unit (RSU) activity for the year ended December 31, 2007:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2006	66,667	$4.52
Granted	—	—
Vested	22,208	4.52
Forfeited	—	—

Non-vested at December 31, 2007	44,459	$4.52

At December 31, 2007, there was approximately $250,000 of total unrecognized compensation cost related to non-vested Restricted Stock Units (RSUs) granted under our stock plan which is expected to be recognized over a weighted-average period of 2.8 years. Compensation expense related to RSUs for the years ended December 31, 2007 and 2006 was $100,000 for both periods, and is included in selling, general and administrative expenses.

9. Purchase of Mimotopes

In February 2007, the Company acquired all outstanding shares of Mimotopes Pty Ltd, an Australian limited company by issuing 2,150,000 shares of its common stock to PharmAust Chemistry Ltd, an Australian limited company. Based on the 2,150,000 shares at $2.15 per shares, the acquisition price for the purchase of Mimotopes was $4,622,500. In addition, the Company incurred approximately $432,262 of acquisition related costs.

Goodwill amounted to $2,463,762 which is not deductible for income tax purposes. The issuance of the shares amounted to approximately 39.5% of the Company’s then outstanding shares. The results of operations of Mimotopes are included in the Company’s financial statements for the period beginning February 1, 2007 and are reported on a consolidated basis. The estimated fair value of the assets and liabilities acquired were as follows:

As of February 1, 2007 $(000)
Cash	$107
Accounts receivable	645
Other current assets	34
Property plant and equipment	2,199

Total assets acquired	2,985
Accounts payable and accruals	(376)
Long term debt	(18)

Total liabilities assumed	(394)
Net assets acquired	$2,591

10. Purchase Of Exelgen (Formerly Known As “Tripos Discovery Research”)

In June 2007, the Company acquired all outstanding shares of Exelgen, an English limited company. The purchase price of Exelgen was $1,474,581 (including acquisition costs) resulted in negative goodwill of $782,833 which is recorded as an extraordinary gain on the Consolidated Statement of Operations. The estimated fair value of the assets and liabilities acquired were as follows:

As of June 1, 2007 $(000)
Cash	$4,759
Accounts receivable	1,070
Inventory	2,091
Other current assets	329

Total assets acquired	8,249
Accounts payable and accruals	1,828
Other current liabilities	2,940
Long term debt	1,223

Total liabilities assumed	5,991

Net assets acquired	$2,258

If the acquisition of Exelgen occurred at the beginning of January 2007, the Company’s pro forma results would have been as follows:

For the Year Ended December 31, 2007
Revenue	$14,618,514
Operating expenses (1)	(20,425,422)
Extraordinary gain	782,833

Proforma net loss	$(5,024,075)

Proforma loss before extraordinary gain	$(5,806,908)

Diluted loss per share before extraordinary gain	$(1.10)
Diluted loss per share	$(0.96)

(1)	The consolidated loss for Exelgen includes $2,801,397 of impairment charges that were previously written off prior to the acquisition.

11. Stockholders’ Equity

In May 2007, stockholders approved an amendment to the Company’s Articles of Incorporation increasing the number of authorized shares of common stock from 10,000,000 to 100,000,000.

In May 2007, stockholders approved an amendment to the Company’s Articles of Incorporation creating a new class of 1,000,000 shares of undesignated preferred stock.

12. Convertible Debt

On December 31, 2007 the Company issued $1,950,000 of convertible debt in a subscription agreement between the Company and LH Financial. The debt carries an interest rate of 10% annually and matures in June 2009. Quarterly interest payments may be made in the form of either cash or common stock. The debt may be converted into shares of common stock at a conversion price of $2.00 per shares. In conjunction with the debt, the Company also issued Class A warrants to purchase 975,000 shares of common stock at an exercise price of $2.85 per share and expire in May 2013. The fair value of the Class A warrants is $1.79 per share. The fair value of the Class A warrants is calculated using the Black-Scholes method. Assumptions for Class A options include the stock asset price at $2.55 and a stock option price of $2.85 with a maturity date of 5 years and risk-free interest rate of 3.4%. The Company also issued Class B warrants to purchase 243,000 shares of common stock at an exercise price of $5.00 per share. The fair value of the Class B warrants is $.36 per share. The fair value of the Class B warrants is calculated using the Black-Scholes method. The debt carries a beneficial conversion feature, which along with the relative fair value of the warrants, resulted in a debt discount of approximately $1,950,000 was recorded against the convertible debt and offset in additional paid in capital. This discount will be amortized as interest expense over the life of the debt.

13. Earnings per Share

The Company follows the guidance provided in the Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings Per Share, which establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. Basic earnings (loss) per common share are computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments such as warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share.

	Year Ended December 31, 2007	Year Ended December 31, 2006
BASIC EARNINGS (LOSS) PER SHARE:
Net loss before extraordinary gain	$(3,540,934)	$(1,152,649)
Extraordinary gain	782,833	—

Net loss	$(2,758,101)	$(1,152,649)

Weighted average shares outstanding	5,135,951	3,281,360

Basic loss per share, before extraordinary gain	$(0.69)	$(0.35)
Basic loss per share	$(0.54)	$(0.35)

DILUTED EARNINGS (LOSS) PER SHARE:
Net loss before extraordinary gain	$(3,540,934)	$(1,152,649)
Extraordinary gain	782,833	—

Net loss	$(2,758,101)	$(1,152,649)

Weighted average shares outstanding	5,135,951	3,281,360
Stock options and warrants	—	—

Weighted average diluted shares outstanding	5,135,951	3,281,360

Diluted loss per share, before extraordinary gain	$(0.69)	$(0.35)
Diluted loss per share	$(0.54)	$(0.35)

14. Subsequent Event

In 2008, the Company entered into a strategic relationship with Venturepharm Laboratories Limited, a Cayman Islands limited company (Venturepharm) with its principal offices in Beijing, Peoples Republic of China. This relationship is multi-faceted and was entered into following a private transaction between Venturepharm and PharmAust Limited (PAA), an Australian company, whereupon Venturepharm acquired all of the 2.15 million shares of CBI held by PAA. Coincident with the transaction, CBI entered into a) an Ancillary Agreement with Venturepharm to provide a $1 million put option from CBI to Venturepharm and a $3 million call option from Venturepharm to CBI both at a 10% discount to market with a three year expiration date, b) a Voting Lock Up Agreement to require Venturepharm to vote in favor of all matters brought before the stockholders for a period of six months and to escrow its acquired shares for a eighteen months, c) a Registration Rights Agreement to effective after twenty-four months, and d) a Joint Venture (JV) agreement to establish an unincorporated JV, which provides CBI access on a preferred basis to the extensive, low cost capabilities of Venturepharm in China. The JV will be jointly funded and managed.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24.	Indemnification of directors and officers

Section 13.1-697 of the Virginia Stock Corporation Act permits corporations to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if the director:

1.	Conducted himself in good faith; and

2.	Believed:

a.	In the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and

b.	In all other cases, that his conduct was at least not opposed to its best interests; and

3.	In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

Our articles of incorporation contain the following provision relating to indemnification of our officers and directors:

The Corporation shall indemnify (a) any person who was, is or may become a party to any proceeding, including a proceeding brought by a stockholder in the right of the Corporation or brought by or on behalf of stockholders of the Corporation, by reason of the fact that he is or was a director or officer of the Corporation, or (b) any director or officer who is or was serving at the request of the Corporation as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he engaged in willful misconduct or a knowing violation of criminal law. A person is considered to be serving an employee benefit plan at the Corporation’s request if his duties to the Corporation also impose duties on, or otherwise involve securities by, him to the plan or to participants in or beneficiaries of the plan. The Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested Directors, to enter into a contract to indemnify any Director or officer in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

Expenses incurred by a person who is otherwise entitled to be indemnified by us in defending or investigating a threatened or pending action, suit or proceeding shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

Our bylaws provide that we may indemnify every person who was or is a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was our employee or agent or, while our employee or agent, is or was serving at our request as an employee or agent or trustee or another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 25.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	$96
Accounting fees and expenses	8,000
Legal fees and expenses	50,000
Miscellaneous	10,000
Total	$68,096

Item 26.	Recent sales of unregistered securities

On February 9, 2007, we completed a stock purchase with PharmAust Limited and PharmAust Chemistry, Ltd, pursuant to which we acquired all of the issued and outstanding shares of Mimotopes Pty Ltd. We relied on an exemption from registration provided under Section 4(2) of the Securities Act of 1933. The terms of the Mimotopes stock purchase are described in Part I of this Registration Statement. See “Certain Relationships and Related Transactions.”

On December 31, 2007, we completed a stock purchase with certain institutional investors, pursuant to which we sold securities convertible into Shares of our common stock. We relied on an exemption from registration provided under Section 4(2) of the Securities Act of 1933. The terms of this stock purchase are described in Part I of this Registration Statement. See “Private Placement of Convertible Notes and Warrants.”

Item 27.	Exhibits

3(i).1	Articles of Incorporation of Commonwealth Biotechnologies, Inc.(1)

3(i).2	Articles of Amendment of Articles of Incorporation of Commonwealth Biotechnologies, Inc.(2)

3(ii).1	Third Amended and Restated Bylaws of Commonwealth Biotechnologies, Inc.(3)

3(ii).2	Amendment to Third Amended and Restated Bylaws of Commonwealth Biotechnologies, Inc.(4)

4.1	Form of Common Stock Certificate(1)

4.2	Form of Class A Warrant(5)

4.3	Form of Class B Warrant(5)

4.4	Form of Secured Convertible Promissory Note(5)

5.1	Opinion of Kaufman & Canoles, P.C.(6)

10.1	Subscription Agreement(5)

10.2	Security Agreement(5)

10.3	Stock Purchase Agreement by and among Commonwealth Biotechnologies, Inc., Pharmaust Limited and Pharmaust Chemistry Ltd. dated November 24, 2006(7)

10.4	Voting and Lock-Up Agreement dated as of February 9, 2007(8)

10.5	Registration Rights Agreement, dated as of February 9, 2007(8)

10.6	Employment Agreement between the Company and Paul D’Sylva, Ph.D.(9)

10.7	First Amended and Restated Employment Agreement for Richard J. Freer, Ph.D.(10)

10.8	First Amendment to First Amended and Restated Employment Agreement between the Company and Richard J. Freer, Ph.D.(11)

10.9	Second Amendment to First Amended and Restated Employment Agreement for Richard J. Freer, Ph.D.(12)

10.10	Employment Agreement for Robert B. Harris(13)

10.11	Employment Agreement for Thomas R. Reynolds(14)

10.12	First Amended and Restated Employment Agreement for James H. Brennan(15)

10.13	First Amendment to First Amended and Restated Employment Agreement for James H. Brennan(15)

10.15	Officer’s Severance Agreement for James H. Brennan(16)

21.1	Subsidiaries of Commonwealth Biotechnologies, Inc.(17)

23.1	Consent of BDO Seidman, LLP(6)

23.2	Consent of Kaufman & Canoles, P.C. (included in Exhibit 5.1)(6)

(1)	Incorporated by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-31931.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated October 31, 2007, File No. 001-13467.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated March 29, 2007, File No. 001-13467.
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated March 28, 2008, File No. 001-13467.
(5)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated January 8, 2008, File No. 001-13467.
(6)	Filed herewith.
(7)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated November 29, 2007, File No. 001-13467.
(8)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated February 15, 2007, File No. 001-13467.
(9)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated February 28, 2007, File No. 001-13467.
(10)	Incorporated by reference to the Company’s Current Report on Form 8-K dated, June 28, 2005, File No. 001-13467.
(11)	Incorporated by reference to the Company’s Current Report on Form 8-K dated, August 15, 2005, File No. 001-13467.
(12)	Incorporated by reference to the Company’s Current Report on Form 8-K dated, March 31, 2006, File No. 001-13467.
(13)	Incorporated by reference to the Company’s Current Report on Form 8-K dated, January 5, 2007, File No. 001-13467.
(14)	Incorporated by reference to the Company’s Form 10-KSB, dated April 9, 2008, File No. 001-13467.
(15)	Incorporated by reference to the Company’s Form 10-KSB, dated March 31, 2006, File No. 001-13467.
(16)	Incorporated by reference to the Company’s Form 10-KSB, dated March 31, 2003, File No. 001-13467.
(17)	Previously filed.

Item 28.	Undertakings

The undersigned small business issuer hereby undertakes with respect to the securities being offered and sold in this offering:

(1) To file, during any period in which it offers or sells securities, a post effective amendment to this Registration Statement to:

(a) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post- effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(d) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification by the undersigned small business issuer for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, Virginia, on the 30th day of April, 2008.

COMMONWEALTH BIOTECHNOLOGIES, INC.

By:	/s/ Richard J. Freer, Ph.D.
Name	Richard J. Freer, Ph.D.
Title:	Chairman and Chief Operating Officer

In accordance with the requirements of the Securities Act, as amended, this registration statement has been signed by the following persons in the capacities stated on the dates indicated:

SIGNATURE	TITLE	DATE

* Paul D’Sylva Ph.D.	Chief Executive Officer (Principal Executive Officer) and Director	April 30, 2008

* James H. Brennan	Chief Financial Officer (Principal Accounting Officer)	April 30, 2008

/s/ Richard J. Freer, Ph.D. Richard J. Freer, Ph.D.	Chairman, Chief Operating Officer and Director	April 30, 2008

* Robert B Harris, Ph.D.	President and Director	April 30, 2008

Donald A. McAfee, Ph.D.	Director	April 30, 2008

* Samuel P. Sears Jr.	Director	April 30, 2008

James D. Causey	Director	April 30, 2008

Daniel O. Hayden	Director	April 30, 2008

*	By:	/s/ Richard J. Freer, Ph.D.
Richard J. Freer, Ph.D., Attorney in Fact
April 30, 2008

S-1

EXHIBIT INDEX

3(i).1	Articles of Incorporation of Commonwealth Biotechnologies, Inc.(1)

3(i).2	Articles of Amendment of Articles of Incorporation of Commonwealth Biotechnologies, Inc.(2)

3(ii).1	Third Amended and Restated Bylaws of Commonwealth Biotechnologies, Inc.(3)

3(ii).2	Amendment to Third Amended and Restated Bylaws of Commonwealth Biotechnologies, Inc.(4)

4.1	Form of Common Stock Certificate(1)

4.2	Form of Class A Warrant(5)

4.3	Form of Class B Warrant(5)

4.4	Form of Secured Convertible Promissory Note(5)

5.1	Opinion of Kaufman & Canoles, P.C.(6)

10.1	Subscription Agreement(5)

10.2	Security Agreement(5)

10.3	Stock Purchase Agreement by and among Commonwealth Biotechnologies, Inc., Pharmaust Limited and Pharmaust Chemistry Ltd. dated November 24, 2006(7)

10.4	Voting and Lock-Up Agreement dated as of February 9, 2007(8)

10.5	Registration Rights Agreement, dated as of February 9, 2007(8)

10.6	Employment Agreement between the Company and Paul D’Sylva, Ph.D.(9)

10.7	First Amended and Restated Employment Agreement for Richard J. Freer, Ph.D.(10)

10.8	First Amendment to First Amended and Restated Employment Agreement between the Company and Richard J. Freer, Ph.D.(11)

10.9	Second Amendment to First Amended and Restated Employment Agreement for Richard J. Freer, Ph.D.(12)

10.10	Employment Agreement for Robert B. Harris(13)

10.11	Employment Agreement for Thomas R. Reynolds(14)

10.12	First Amended and Restated Employment Agreement for James H. Brennan(15)

10.13	First Amendment to First Amended and Restated Employment Agreement for James H. Brennan(15)

10.15	Officer’s Severance Agreement for James H. Brennan(16)

21.1	Subsidiaries of Commonwealth Biotechnologies, Inc.(17)

23.1	Consent of BDO Seidman, LLP(6)

23.2	Consent of Kaufman & Canoles, P.C. (included in Exhibit 5.1)(6)

(1)	Incorporated by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-31931.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated October 31, 2007, File No. 001-13467.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated March 29, 2007, File No. 001-13467.
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated March 28, 2008, File No. 001-13467.

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(5)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated January 8, 2008, File No. 001-13467.
(6)	Filed herewith.
(7)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated November 29, 2007, File No. 001-13467.
(8)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated February 15, 2007, File No. 001-13467.
(9)	Incorporated by reference to the Company’s Current Report on Form 8-K, dated February 28, 2007, File No. 001-13467.
(10)	Incorporated by reference to the Company’s Current Report on Form 8-K dated, June 28, 2005, File No. 001-13467.
(11)	Incorporated by reference to the Company’s Current Report on Form 8-K dated, August 15, 2005, File No. 001-13467.
(12)	Incorporated by reference to the Company’s Current Report on Form 8-K dated, March 31, 2006, File No. 001-13467.
(13)	Incorporated by reference to the Company’s Current Report on Form 8-K dated, January 5, 2007, File No. 001-13467.
(14)	Incorporated by reference to the Company’s Form 10-KSB, dated April 9, 2008, File No. 001-13467.
(15)	Incorporated by reference to the Company’s Form 10-KSB, dated March 31, 2006, File No. 001-13467.
(16)	Incorporated by reference to the Company’s Form 10-KSB, dated March 31, 2003, File No. 001-13467.
(17)	Previously filed.

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